                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                      ADVANCED GAMING TECHNOLOGY, INC.
-------------------------------------------------------------------------------
               (Name of Small Business Issuer in Its Charter)



                 Wyoming                                   98-015-222-6
----------------------------------------------         -------------------
     (State or Other Jurisdiction of                     (I.R.S. Employer
     Incorporation or Organization)                     Identification No.)

2482-650 West Georgia Street, P.O. Box 11610
      Vancouver, British Columbia                           V6B 4N9
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 (Address of principal executive offices)                 (Zip Code)

                               (604) 689-8841
           ------------------------------------------------------
                         (Issuer's Telephone Number)


         Securities to be registered under Section 12(b) of the Act:

                                      None


         Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.005 Par Value
           ------------------------------------------------------
                                (Title of Class)
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Table of Contents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       i

                                           PART I(*)

Item 1.  Description of Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1

Item 2.  Description of Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       14

Item 3.  Directors, Executive Officers and Significant Employees  . . . . . . . . . . . .       15

Item 4.  Remuneration of Directors and Officers . . . . . . . . . . . . . . . . . . . . .       16

Item 5.  Security Ownership of Management and Certain Security Holders  . . . . . . . . .       18

Item 6.  Interest of Management and Others in Certain Transactions  . . . . . . . . . . .       19

Item 7.  Description of Securities  . . . . . . . . . . . . . . . . . . . . . . . . . . .       19

                                           PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
                and Other Shareholder's Matters . . . . . . . . . . . . . . . . . . . . .       20

Item 2.  Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       20

Item 3.  Changes in and Disagreements with Accountants  . . . . . . . . . . . . . . . . .       21

Item 4.  Recent Sales of Unregistered Securities  . . . . . . . . . . . . . . . . . . . .       21

Item 5.  Indemnification of Directors and Officers  . . . . . . . . . . . . . . . . . . .       25

                                           PART F/S

Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       25

                                           PART III

Item 1.  Index to Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       26

Item 2.  Description of Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       26




-----------------
    (*/) The Company has elected to provide the disclosure required by Alternative 2 of Part I of Form 10-SB (Items 6-12 of Model B of Form 1-A).

                      INFORMATION REQUIRED IN REGISTRATION
                                   STATEMENT

                                   PART I(*/)


ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         Advanced Gaming Technology, Inc., a Wyoming corporation (the "Company"), is engaged in the design, assembly, supply, marketing and servicing of gaming products, the core of which is its MAX Electronic Bingo Systems. The Company is also engaged in developing and establishing gaming and entertainment facilities in China and the Philippines, as well as designing and developing a wireless, hand-held bingo unit for use in the United Kingdom. In addition, the Company owns, through one of its wholly-owned subsidiaries, 178 acres of undeveloped property in Stone County, Missouri. The Company's Common Stock is traded on the National Association of Securities Dealers, Inc.'s (the "NASD's") OTC Bulletin Board under the symbol "AGTI."

         The Company was incorporated pursuant to the laws of the state of Wyoming on November 20, 1963, under the name "MacTay Investment Co." On June 19, 1987, the Company's changed its name to "Auto N Corporation." On April 22, 1991, the Company changed its name again to "Advanced Gaming Technology, Inc." when it acquired all of the assets and certain liabilities of Selectro Vision Ltd., a California corporation, in exchange for 1,359,000 shares of the Company's common stock, $.005 par value per share (the "Common Stock").

         The principal executive offices of the Company are located at 2482-650 West Georgia Street, P.O. Box 11610, Vancouver, British Columbia, Canada, V6B 4N9. The Company also has a distribution center in Phoenix, Arizona, a marketing office in Cleveland, Ohio, and an office in Branson, Missouri, where its real estate holdings are located.

         OPERATING LOSSES. The Company has incurred net losses of $5,692,499 and $8,983,277 for the fiscal years ended December 31, 1994 and December 31, 1995, respectively. Such operating losses reflect developmental and other start-up activities. The Company expects to incur significant losses in the near future. The Company's operations are subject to numerous risks associated with establishing any new business, including unforeseen expenses, delays and complications. There can be no assurance that the Company will achieve or sustain profitable operations or that it will be able to remain in business.

         FUTURE CAPITAL NEEDS AND UNCERTAINTY OF ADDITIONAL FUNDING. The Company has generated minimal revenues from product distribution. Revenues are not yet sufficient to support the Company's operating expenses and are not expected to reach such levels during the next year. Since the Company's formation, it has funded its operations and capital expenditures primarily through private placements of debt and equity securities. See "Recent Sales of Unregistered Securities." The Company expects that it



-----------------
    (*/) The Company has elected to provide the disclosure required by Alternative 2 of Part I of Form 10-SB (Items 6-12 of Model B of Form 1-A).

will be required to seek additional financing in the future. There can be no assurance that such financing will be available at all or available on terms acceptable to the Company.

         GOVERNMENT REGULATION. The Company's operations are subject to state and local gaming laws as well as various federal laws and regulations governing business activities with Native American Tribes. The state and local laws in the United States which govern the lease and use of gaming products are widely disparate and continually changing due to legislative and administrative actions and judicial interpretations. If any changes occur in gaming laws through statutory enactment or amendment, judicial decision or administrative action restricting the manufacture, distribution or use of some or all of the Company's products, the Company's present and proposed business could be adversely affected. The operation of gaming on Native American reservations is subject to the Indian Gaming Regulatory Act ("IGRA"). Under IGRA certain types of gaming activities are classified as Class I, Class II or Class III. The Company's business will be impacted based upon how its products are ultimately classified. See "Business -- Government Regulation" and "Business -- Native American Bingo Operations."

         RISK OF LOW-PRICED STOCKS. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on certain brokers and dealers who engage in certain transactions involving "a penny stock."

         Currently, the Company's Common Stock is considered penny stock for purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed on certain brokers and dealers could impede the sale of the Company's Common Stock in the secondary market. In addition, the market liquidity for the Company's securities may be severely adversely affected, with concomitant adverse effects on the price of the Company's securities.

         Under the penny stock regulations, a broker or dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker or dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker or dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission (the "SEC") relating to the penny stock market, unless the broker or dealer or the transaction is otherwise exempt. A broker or dealer is also required to disclose commissions payable to the broker or dealer and the registered representative and current quotations for the securities. In addition, a broker or dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

         LACK OF TRADEMARK AND PATENT PROTECTION. The Company relies on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect its products. Notwithstanding these safeguards, it is possible for competitors of the Company to obtain its trade secrets and to imitate its products. Furthermore, others may independently develop products similar or superior to those developed or planned by the Company. While the Company may obtain patents with respect to certain of its products, the Company may not have sufficient resources to defend such patents, such patents may not afford all necessary protection and competitors may develop equivalent or superior products which may not infringe such patents. See "Business -- Patents and Trademarks."





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PRODUCTS

         The Company's MAX Electronic Bingo Systems products currently include three different products:

                 MAX(PLUS) The MAX(PLUS) Bingo System is the first proprietary electronic bingo system developed by the Company. Approximately 440 MAX(PLUS) units are currently in use across the United States.

                 MAX(PLUS) is designed to increase bingo revenue at bingo halls, reduce administration costs and increase the excitement of play and the opportunity for bingo players to win. MAX(PLUS) gives players the opportunity to play electronically up to 300 bingo cards simultaneously. The maximum physical number of cards that an average bingo player can manually daub (cover) is approximately 18. The electronically operated MAX(PLUS) system keeps track of each card and gives the player the option to display on the screen those most likely to reach bingo first (6 to 300 cards at any given time). As the bingo numbers are called they can be entered manually or automatically. The manual setting keeps the players focused and feeling part of the game as if they were playing a paper-based system. The automatic setting lets the players relax and concentrate on their paper daubing, if they are playing paper as well, or eating, drinking or engaging in conversation if they are not.

                 For the bingo hall operator, electronic bingo systems, such as the MAX(PLUS) Bingo System, may increase the revenue generated on a daily basis by allowing players to play many more cards at a time. Concession stand sales may also increase because players can consume greater amounts within the same bingo session. By generating greater gross revenues, the hall operator may be able to increase the size of the prizes awarded and thereby attract larger and more spendthrift crowds. In addition, the MAX(PLUS) Bingo System lets the operator track necessary financial and analysis information by providing a fully integrated accounting package.

                 MAX(LITE) The MAX(LITE) Bingo System is the newest addition to the Company's electronic bingo product line. It is a portable, hand-held electronic bingo unit which stores up to 50 different games and allows users to play up to 300 bingo cards per game. The unit measures 12" x 9" and offers many of the advantages of the MAX(PLUS) system in a lightweight wireless package, which allows players freedom of movement in the bingo hall, thus increasing the players' enjoyment and the hall operators' revenue. Approximately 400 MAX(LITE) units are currently in use in the United States.

                 MAX(SPEED) is a pari-mutuel system which has five progressive jackpots with five different patterns for each game. A percentage of player purchases can be selected and allocated toward a jackpot, which allows a jackpot to be offered on every game. MAX(SPEED) is a high speed bingo game which can be played every 45/60 seconds.

         SONIC BINGO. In addition to the products described above, the Company entered into a Letter of Intent with Sega Gaming Technology, Inc. ("Sega"), dated May 13, 1996 (the "Sega Letter of Intent"), to manufacture and test Sonic Bingo, a new fast-action electronic speed bingo game, which uses the Company's MAX(SPEED) software. The Sega Letter of Intent provides for the creation of a new corporation, to be owned sixty percent (60%) by Sega and forty percent (40%) by the Company.





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         Sonic Bingo is a high-stakes electronic speed bingo unit capable of playing multiple cards simultaneously in sixty (60) second intervals. The Sonic Bingo units will be available in various styles capable of accommodating from 4 to 250 stations. The system is capable of being networked throughout gaming halls, cruise ships, as well as an entire city or even a country (depending upon regulatory approvals), which facilitates games involving major progressive jackpots.

         The Sonic Bingo prototype was introduced to the market at the World Gaming Show held in Las Vegas held from October 1 to October 4, 1996, and is being developed for introduction in 1997.

SALES AND MARKETING

         The MAX Electronic Bingo Systems are leased to bingo halls by a network of sales representatives and distributors, some of which are employees of the Company and some of which are independent contractors. The cost to the hall operator is based on a daily lease rate per unit, which reduces the initial capital outlay of the operator. The Company's MAX Electronic Bingo Systems complement paper-based bingo halls. The systems are modular and, consequently, as their popularity builds, additional units can be added to the systems. The Company is actively working to expand its distribution network across North America and intends to accelerate its expansion schedule as its network of distributors increases.

         TARGET MARKETS. Native American, charity, military, casino and cruise line bingo operations are considered by the Company to be prospective markets for the Company's electronic bingo systems. Currently, the Company is focusing its marketing efforts on the Native American and charity markets.

         Initially, the Company has targeted the United States and Canadian markets due to their size, proximity and familiarity. Other world markets with significant bingo operations are the United Kingdom, Australia, New Zealand and Europe. A large potential for electronic bingo also exists in Asia and Central and South America. The Company may pursue these and other international markets in the future.

         MARKET SEGMENTS.  The key segments of the bingo market are as follows:

                 HIGH STAKES NATIVE AMERICAN BINGO. There are presently over 200 bingo operations located on Native American reservations in the United States and Canada. The largest bingo games in the United States are believed to be run on Native American reservations. The bingo halls located on these reservations typically seat between 300 and 2,000 players. Bingo games are conducted three to seven days per week, playing up to 28 bingo sessions per week. The Company currently has approximately 165 MAX(PLUS) units and approximately 250 MAX(LITE) units in use on Native American reservations.

                 CHARITY BINGO. Charity bingo sessions are conducted on a regular basis by parochial, private and public schools, churches, fraternal orders, sororities, little leagues, symphony orchestras, cultural and civic organizations, auxiliaries, various clubs, synagogues, day care centers, retirement associations and a host of other not-for-profit organizations across the United States and Canada. Some of these bingo operations, because of their small size or infrequency of operation, are not candidates for permanent electronic installations, although portable electronic systems may be provided to certain operations on a predetermined date and removed after completion of the session.





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                 In many states, it is legal for a number of charities to
         associate with each other for the purpose of operating bingo halls. In North America, it is estimated that the majority of charity bingo is conducted in this manner. Under this concept, the association leases a suitable hall, plays bingo seven days per week, with a specific charity accepting responsibility for operations each day of the week. In the United States, this type of operation is known as a "bingo barn." The result is a bingo operation that is much more efficient than isolated charity games. All of these charity bingo operations are strong candidates for the electronic systems.

         The Company currently has approximately 275 MAX(PLUS) units and approximately 150 MAX(LITE) units in use by charitable organizations.

REAL ESTATE HOLDINGS

         On June 22, 1995, pursuant to an Agreement and Plan of Reorganization by and among the Company, Branson Signature Resorts, Inc. ("Branson") and certain shareholders of Branson, dated June 1, 1995 (the "Exchange Agreement"), the Company acquired all the capital stock of Branson and its wholly-owned subsidiaries in exchange for 5,999,820 shares of the Company's Common Stock. Branson is a resort and land developer located in Branson, Missouri, which owned two separate real estate properties: (i) a resort property with limited existing development on site and (ii) 178 acres of undeveloped property in Stone County, Missouri. On November 17, 1995, the Company disposed of the resort property by forfeiture to the mortgage holder. The Company is currently attempting to capitalize on the 178 acres of undeveloped property and has no present plans for the improvement or development of such property.

         The undeveloped property has been pledged to secure the repayment of
(i) promissory notes in an aggregate principal amount of $1,339,792 bearing interest at nine percent (9%) per annum and due in July 2002, (ii) a promissory note in the principal amount of $60,812 bearing interest at nine percent (9%) per annum and due on demand (iii) a promissory note in the principal amount of $500,000 bearing interest at 3% above the Chase Manhattan prime lending rate and due in 2002 and (iv) convertible debentures in the aggregate principal amount of $745,000 bearing interest at two percent (2%) per month, compounded monthly, which are convertible into Common Stock at $.40 per share of Common Stock until December 21, 1997.

RECENT ACQUISITIONS

         PRISMS, INC. The Company entered into a Share Purchase Agreement, dated September 26, 1996 (the "Prisms Agreement"), among (i) the Company, (ii) Prisms, Inc., a North Carolina corporation ("Prisms") and (iii) the shareholders of Prisms, to acquire all the issued and outstanding shares of Prisms. The purchase price for the acquisition was $600,000, payable in 300,000 shares of the Company's Common Stock, with such shares having a deemed value of $2.00 per share (the "Acquisition Shares"). Prisms' primary assets are certain patents for the development of bingo and other entertainment games which management of the Company believes favorably complement the Company's MAX Electronic Bingo Systems. Prisms has invented seven (7) games under the patents (the "Patented Products") and has trademarks in place for the Patented Products.

         Pursuant to the Prisms Agreement, in the event the Acquisition Shares do not trade at a minimum average closing price of $2.00 per share as reported by the NASD for the ten (10) day trading period preceding October 1, 1997, the Company is required to issue additional shares of Common Stock so that the total value of the Acquisition Shares issued is equal to $600,000. In addition, upon the receipt by the





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Company of $10,000 of net sales for a Patented Product, the Company is required to issue an additional 28,572 shares of Common Stock, at a deemed value of $2.00 per share, for each such Patented Product (the "Product Shares"). In the event the issued Product Shares do not trade at a minimum average closing price of $2.00 per share as reported by the NASD for a ten (10) day trading period commencing 12 months after the issuance of the Product Shares, the Company is required to issue additional shares of Common Stock so that the total value of the Product Shares is $57,144. The Company has not issued any Product Shares.

         The former Prisms shareholders are also entitled to a royalty, payable on a quarterly basis, equal to two percent (2%) of the net sale price of the products after deduction of packaging and shipping costs, allowances made for defective products, excise duties, value-added taxes or other similar taxes charged or included in the price to the customer.

         EXECUTIVE VIDEO SYSTEMS, INC. On February 9, 1995, pursuant to an Agreement of Sale between the Company and the shareholders of Executive Video Systems, Inc., a Maryland corporation ("Executive Video") which owns certain proprietary software and technology relating to the MAX Bingo Systems, the Company acquired all of the capital stock of Executive Video. The aggregate purchase price of $715,650 consisted of cash and a Promissory Note in the principal amount of $515,650 (the "Promissory Note"), plus a three percent (3%) royalty on the gross revenues from the sale or lease of MAX(PLUS) until February 9, 1998. All of the capital stock of Executive Video, as well as 250,000 shares of Common Stock of the Company, are held in escrow as security for the Promissory Note. During 1995, a total of $10,342 was paid in royalties, and the outstanding amount on the Promissory Note was $114,087 at October 12, 1996.

NATIVE AMERICAN BINGO OPERATIONS

         The Company currently has approximately 165 MAX(PLUS) units and approximately 250 MAX(LITE) units in use on Native American reservations in California, Connecticut, Iowa, New Mexico, Oklahoma and Washington.

         THE INDIAN GAMING REGULATORY ACT. IGRA classifies games that may be played on Native American land into three categories. Class I gaming includes traditional Native American social and ceremonial games and is regulated only by the tribes. Class II gaming includes bingo, pull-tabs, lotto, punch boards, instant bingo, certain card games played under limited circumstances and other games similar to bingo if those games are played at the same location where bingo is played. Class III gaming consists of all forms of gaming that are not Class I or Class II, such as video casino games, slot machines, most table games such as black jack, craps and keno. Generally, Class II gaming may be conducted on Native American lands if the state in which the Native American reservation is located permits such gaming for any purpose by any person.
Class III gaming, on the other hand, may only be conducted pursuant to a compact reached between the Native American tribe and the state in which the tribe is located. See "Business -- Government Regulation."

         PROPOSED COMANCHE BINGO HALL. On December 7, 1995, the Company entered into a preliminary agreement with the Comanche Indian Tribe, a federally recognized Indian tribe with a Constitution approved by the Secretary of the Interior on January 9, 1967 (the "Comanche Tribe"), under which the Company would design, finance, contract and manage a commercial gaming enterprise (the "Enterprise").

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         These arrangements are subject to approval and acceptance of the
Comanche Tribe and execution of a definitive agreement (the "Definitive Agreement"). The Definitive Agreement has been prepared and is pending approval by the Comanche Tribe. Under the terms of the Definitive Agreement, the Company will receive thirty percent (30%) of the net revenues (as defined in the Definitive Agreement) of the Enterprise and the Comanche Indian Tribe will receive seventy percent (70%) of the net revenues. The Company estimates that the capital costs will be between $3.5 and $4.0 million.

         The first phase of the Enterprise entails the financing, construction, and start-up, of a building of approximately 30,000 square feet on Comanche Tribe Trust Lands near Lawton, Oklahoma. The building will house bingo, pull-tab, a snack bar, full service restaurant/bar/lounge and other operations that are permitted uses defined as "Class II Gaming" by IGRA. If permitted by the Tribal-State Compact entered into between the Comanche Tribe and the State of Oklahoma (the "Compact"), the building will also house off-track or pari-mutuel betting. In addition, the first phase will also include space within the facility for a Comanche tribal museum/cultural center of up to 5,000 square feet. The second phase of the project will entail renovating and/or expanding the facility, and following the implementation of "Class III gaming," as defined by IGRA, the possible introduction of entertainment at the facility and slot machine operations, keno, blackjack, poker or any other gaming allowed under the Compact.

         Under the Definitive Agreement, the Company will be responsible for the day-to-day operation of the Enterprise, including the hiring, management, training and dismissal of all employees, maintenance of books and records and negotiation of contracts. The Definitive Agreement contemplates the Company and another approved lender providing the financing for the Enterprise in the form of two secured loans to the Comanche Indian Tribe. The terms of the loans will be negotiated upon approval of the Definitive Agreement by National Indian Gaming Commission (the "NIGC").

          The Company is awaiting the approval of the Definitive
Agreement by the NIGC. In addition, the Company and it's executive officers must be licensed to operate the Enterprise pursuant to the Tribe's Gaming Ordinance. There is no assurance that such approval and licenses will be obtained. Once the Definitive Agreement has been executed, the requisite licenses have been obtained and the various conditions have been satisfied, the Company believes it will take approximately twelve (12) months to construct and set up both phases of the operation.

CHARITY OPERATIONS

         The Company currently has approximately 275 MAX(PLUS) units and approximately 150 MAX(LITE) units in use by charitable organizations in California and Maryland.

         VICTORVILLE, CALIFORNIA FACILITY. The Company entered into to a Lease License Agreement, dated December 7, 1995 (the "Lease License Agreement"), with G&J Production Trust ("G&J Production"). Pursuant to the Lease License Agreement, G&J Production Trust leased the MAX(PLUS) Bingo System from the Company for use in G&J Production's bingo operation located in Victorville, California. The Company receives fifteen percent (15%) of the gross sales revenues per session for session bingo and thirteen percent (13%) of G&J Production's net revenues for speed bingo, subject to a minimum of $1,000 per day and a maximum of $2,000 per day to be paid to the Company from both session bingo and speed bingo. As required by the Lease License Agreement, the Company contributed $20,000 for (i) advertising and prizes in connection with the grand opening and (ii) design and installation of an exterior sign. In addition, the Company is required to contribute three percent (3%) of the gross revenues it receives from the Lease License Agreement up to a maximum of $5,000 per quarter for certain promotions. As at September 30, 1996, the Lease License Agreement accounted for approximately forty-eight percent (48%) of the revenues received by the Company from the MAX(PLUS) Bingo System. The Lease License Agreement terminates in March 1999.

PROPOSED OPERATIONS IN CHINA

         GAOMING CITY, GUANGDONG, CHINA. In February 1995, the Province of Guangdong, China granted a business license and certificate of approval for the formation of a joint venture between the Company and Gaoming City Santian Economic Development Company, a company affiliated with the City of Gaoming, Guangdong, China ("Santian") to manufacture and sell in China a variety of electronic gaming machines, including the Company's electronic bingo products.. The Company will own eighty percent (80%) of the joint venture and Santian will own twenty percent (20%.) Pursuant to the joint venture agreement, the Company will contribute the technology and, in conjunction with a major gaming manufacturer, will design and build the manufacturing facilities and provide $5,000,000 in start-up capital. The Company is currently searching for a major gaming manufacturer to pursue this project and to provide the financing. Santian will contribute a twenty (20) acre parcel of land for the manufacturing plant, offices in Gaoming City and provide skilled labor, sales coordination and will acquire the necessary development permits, zoning approvals and other required permits and approvals. A finder's fee of 500,000 shares of the Company's Common Stock was paid to a party in Hong Kong to facilitate securing of the license and joint venture.

         ENTERTAINMENT CENTERS. In August 1996, Palace Entertainment Limited, a wholly-owned subsidiary of the Company organized under the laws of the British Virgin Islands ("Palace Entertainment"), entered into a joint venture agreement (the "Hainan Bosun Joint Venture Agreement") with Hainan Bosun Tourism & Amusement Co. Ltd., a company organized under the laws of China ("Hainan Bosun") in connection with the operation of a 23 seat Royal Ascot Horse Racing Machine (the "Royal Ascot Unit") in Haikou, Hainan Island, China. Under the Hainan Bosun Joint Venture Agreement, Palace Entertainment is to provide the Royal Ascot Unit and is responsible for the operation, maintenance and repair of the machine as well as the hiring of personnel to operate the machine. Hainan Bosun is responsible for providing certain licenses and permits required for the operation and certain other costs and expenses. Palace Entertainment will receive sixty percent (60%) and Hainan Bosun will receive forty percent (40%) of the revenues (or losses) derived from the Royal Ascot Unit, after deduction of certain expenses. The Hainan Bosun Joint Venture Agreement terminates in August 1999.

         The Company purchased the Royal Ascot Unit from Sega pursuant to a Purchase, Finance and Security Agreement, dated February 21, 1996 (the 'Sega Purchase Agreement").

         In January 1996, the Company entered into a joint venture agreement (the "Hainan Xin Joint Venture Agreement") with Hainan Xin Dao Trading Limited ("Hainan Xin") in connection with the operation of 150 slot/entertainment machines (the "Slot Machines") in Haikou, Hainan Island, China . Under the Hainan Xin Joint Venture Agreement, the Company is responsible for providing the Slot Machines and working capital as well as managing the Slot Machines. Hainan Xin is responsible for providing certain licenses and permits required for the operation. The Company will receive thirty two percent (32%) and Hainan Xin will receive sixty-eight percent (68%) of the net profits.

         Currently, neither of these centers is operational due to the periodic nationwide clean up of various black market activities, prostitution and gambling. This clean up campaign ended at or about the end of July 1996, and entertainment centers, such as the centers described above, which are not considered gambling and therefore are legal, are gradually beginning to re-open and new licenses are currently being issued. The Company is cautiously optimistic that both of the entertainment centers described above will be operational in the near future.

         Y.K.L. CORPORATION. Due to delays caused by the nationwide clean up in China, the Company entered into a Letter of Agreement, dated December 17, 1996 (the "Letter Agreement"), with Y.K.L. Corporation, a company organized under the laws of the Philippines ("Y.K.L."), pursuant to which Y.K.L. has agreed to lease, for a period of 120 days commencing on the date of installation, 25 of the Company's Slot Machines, which were originally to be used in the Hainan Xin Joint Venture, for use on Y.K.L.'s luxury ocean liners. Under the Letter Agreement, the Company will receive seventy percent (70%) of the gross revenues, after payment of winnings, generated by the slot machines.

PROPOSED OPERATIONS IN THE PHILIPPINES

         PASAY. The Company is pursing approvals to import and operate slot machines in the City of Pasay. The City of Pasay has drafted an ordinance designating the Company as a licensed gaming operation and a request from the Mayor of Pasay has gone to the President of the Philippine's office seeking permission to enact this ordinance under the Charter of the City of Pasay. The Company is cautiously optimistic that the President will approve the ordinance. The initial license fee is $400,000.

POLITICAL, LEGAL, ECONOMIC AND OTHER UNCERTAINTIES IN DEVELOPING COUNTRIES

GENERAL

         The Company's proposed operations in China are subject to political instability and government regulations relating to the gaming industry and foreign investors. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect its business. Corporations are affected in varying degrees by government regulations with respect to restrictions on production of sales, price controls, import/export controls, income tax, expropriation of property and environmental legislation. Operations may also be materially affected by political and economic instability, economic or other sanctions imposed by other countries, terrorism, civil wars, guerrilla activities, military repression, crime, extreme fluctuations in currency exchange rates and inflation. The stability of China and the Philippines may make it more difficult for the Company to attain any required project financing from lending institutions or private funding sources because such lending institutions or private funding sources may be unwilling to finance projects in these countries due to the investment risk.

DOING BUSINESS IN CHINA

         JOINT VENTURES IN CHINA. Joint ventures between Chinese and foreign parties in China take two basic forms: equity joint ventures ("Equity JVs") and cooperative joint ventures ("Cooperative JVs"). Such entities are governed by the Law of the People's Republic of China on Joint Ventures Using Chinese and Foreign Investment and the Law of the People's Republic of China on Chinese and Foreign Cooperative Joint Venture Enterprises, respectively, and implementing regulations related thereto.

         An Equity JV is a distinct legal entity established and registered as a limited liability corporation. The parties to an Equity JV have rights in the returns of the joint venture in proportion to their respective joint venture interests. The operations of Equity JVs are subject to a number of laws and regulations governing such matters as registered capital, capital distributions, accounting, taxation, foreign exchange, labor and liquidation. Transfer of an interest in an Equity JV requires both government approval and agreement among the parties. In addition, the parties in an Equity JV cannot recover their investment of registered capital until the expiration of the term of the joint venture.

         A Cooperative JV may be structured as a legal entity similar to a partnership or as a limited liability company. Cooperative JVs allow more flexibility in arrangements among the parties. For example, the rights of a party to a Cooperative JV in its profits need not correspond to its relative capital investment in the venture. Cooperative JVs are subject to many of the same laws and regulations as Equity JVs governing such matters as registered capital, accounting, taxation, foreign exchange, labor and liquidation. Transfer of an interest in a Cooperative JV also requires both government approval and agreement among the parties.

         RESTRICTIONS ON FOREIGN CURRENCY EXCHANGE. In order to meet foreign currency obligations and remit dividends to foreign owners, a joint venture operating in China must convert a portion of its funds from the Chinese currency, the Renminbi (the "RMB"), to other currencies. Because China controls its foreign currency reserves, RMB earnings within China cannot be freely converted into foreign currencies except with government permission and at rates which are determined in part by supply and demand at authorized financial institutions, such as the People's Bank of China. In the event of shortages of foreign currencies, joint ventures may be unable to convert sufficient RMB into foreign currencies to enable them to comply with their foreign currency payment obligations or to make distributions to equity holders located outside of China.

         The laws and regulations of China provide that only accounting profits after payment of taxes, provision for losses for prior years and contributions to special funds (for enterprise expansion, employee welfare and bonuses and a general reserve), are available for dividend distributions to the partners of a joint venture.

         VOLATILITY OF EXCHANGE RATES. There has been significant volatility in the exchange rates of RMB to U.S. Dollars in the recent past and future exchange rates may also experience significant volatility.

         ENVIRONMENTAL REGULATION. The Company's proposed operations in China will be subject to central, provincial and local environmental protection laws and regulations, which currently impose a uniform fee on industrial wastewater discharges and a graduated schedule of pollution fees for the discharge of waste substances in excess of applicable standards, require the payment of fines for violations of laws, regulations or decrees and provide for the possible closure by the central, provincial or local government of any facility which fails to comply with orders requiring it to cease or cure certain activities causing environmental damage.

PROPOSED OPERATIONS IN THE UNITED KINGDOM

         The Company entered into a Leasing and Service Agency Agreement, dated September 15, 1996 (the "Service Agency Agreement") with the Edward Thompson Group, a privately held corporation established in 1867 and organized under the laws of the United Kingdom ("Edward Thompson"). Edward Thompson has been producing bingo tickets since 1957 and, the Company believes, is the leading manufacturer and supplier of bingo paper and related products in the United Kingdom.

         The Service Agency Agreement requires the Company to use its best efforts to engineer, manufacture, design and develop a wireless electronic hand-held bingo unit named PartiMAX ("PartiMAX") for the United Kingdom bingo market. Under the Service Agency Agreement, Edward

Thompson is responsible for, among other things, the marketing, leasing, installation, training, customer service, repair service, warranty and maintenance service of PartiMAX, and for all administration and collection costs. Edward Thompson is also responsible for obtaining all necessary United Kingdom government approvals required for the sale of PartiMAX in the United Kingdom.

         Under the Service Agency Agreement, until the aggregate revenue received by the parties equals the lesser of 500,000 pounds sterling or the Company's documented cost of the design, engineering and development of PartiMAX, Edward Thompson will receive sixty percent (60%) and the Company will receive forty percent (40%) of the gross revenues generated from the leasing, installation and maintenance of PartiMAX in the United Kingdom, and thereafter, both parties will receive fifty percent (50%) of the gross revenues. The Company has not received any revenues to date in connection with the Service Agency Agreement.

         The Company intends to have a prototype PartiMAX unit ready for the International Casino Exhibition Show to be held in London, England in late January 1997.

PARTICIPATION AGREEMENT WITH FORTUNE ENTERTAINMENT CORPORATION

         The Company entered into an Agreement, dated July 17, 1996 (the "Participation Agreement"), with Fortune Entertainment Corporation, a company organized under the laws of the Bahamas ("Fortune Entertainment"), under which Fortune Entertainment has the right to receive a participating interest in the Company's various international businesses (China, Philippines and United Kingdom) as well as having the option to provide funding for the Company's MAX(LITE) handset on a lease basis.

         Under the Participation Agreement, Fortune Entertainment acquired or has the right to acquire the following interests:

         - upon receipt by the Company of $2,000,000 with respect to the Company's gaming projects in China, a fifty percent (50%) interest in the Company's interest in the Company's gaming projects in China for $250,000 to be paid to the Company. Fortune Entertainment is also entitled to acquire a fifty percent (50%) interest in each additional slot parlor project in China by payment of $250,000 with respect to each such project. Fortune Entertainment will be required to pay its pro rata share of the expenses and liabilities of the project. Fortune Entertainment is also entitled to appoint one representative to the board of directors of each joint venture for every two directors appointed by the Company. See "Business -- Proposed Operations in China."

         - the right to acquire twenty five (25%) of the Company's interest in each slot machine in the City of Pasay, Philippines, for $250 for each slot machine. Fortune Entertainment will also receive a minimum of twenty percent (20%) in the complete City of Pasay project upon the receipt of the Company of an aggregate of $1,000,000 with respect to the slot machines. See "Business -- Proposed Operations in the Philippines."

         - the right to participate in the revenues received from the leasing of the first 3,000 MAX(LITE) handsets. Fortune Entertainment paid $1,000,000, in two separate payments, in exchange for the right to receive $1.25 per day per MAX(LITE) handset during the first year, $.75 per day per MAX(LITE) handset during the second year and $.25 per day per MAX(LITE) handset during the third and fourth years, based upon a 6-day week and 52 week year. See "Business -- Products."

         - the right to acquire up to a fifteen percent (15%) carried interest in the Company's bingo projects currently being developed in the United Kingdom for $600,000 to be paid to the Company. Fortune Entertainment must pay its pro rata share of the costs and liabilities of the United Kingdom bingo projects. On October 31, 1996, Fortune Entertainment exercised its right and paid the Company $600,000.

         - the right to acquire an 18.75% interest in the Company's interest in the development of the Sega Sonic Bingo game in exchange for $750,000 to be paid on or before September 30, 1996, of which $390,000 was paid to the Company on September 30, 1996. The Company and Fortune Entertainment are currently negotiating the terms with respect to an extension of the exercise date and payment terms.

         - the right to acquire a fifty percent (50%) interest in the Company's interest in the Sega Royal Ascot Horse Racing Machine for approximately $375,000 for every unit installed. See "Business -- Proposed Operations in China -- Entertainment Centers."

         If Fortune Entertainment exercises all of its rights under the Participation Agreement, the Company will receive approximately $5,725,000 for participating in the various ventures of the Company. As at October 31, 1996, Fortune Entertainment had provided the Company with approximately $990,000.

GOVERNMENT REGULATION

         In the United States, bingo is a legal gambling enterprise in the District of Columbia and all states, except Utah and Hawaii. In 46 of those States, it must be operated either by, or in association with, a not-for-profit organization. The two states where it may be played under private ownership for profit are Nevada and certain parts of Maryland. In any of the 48 states where bingo and other forms of gaming are legal, bingo may be played on tribal lands under tribal ordinance and with licensing approval by the tribes without state regulation.

         In each of the states where bingo is legal, the opening and operation of a game requires a license. In other states licensing is controlled at the state level. In some states it is controlled and issued at the local level. Some states have formed and maintain formal gaming commissions. In several states, the gaming commissions require that distributors, manufacturers and suppliers of bingo products and equipment as well as their sales representative obtain licenses. State regulations may limit the amount of revenues which the Company can generate by limiting the number of sessions, revenues per session, number of locations which may be operated, or other matters. The application for administrative approval by the Nevada Gaming Control Board to market and operate the Company's electronic bingo systems was filed to obtain access to the Nevada market. The Company has also submitted applications for licenses in several states where it expects to conduct business.

         The state and local laws in the United States which govern the lease and use of gaming products are widely disparate and continually changing due to legislative and administrative actions and judicial interpretations. If any changes occur in gaming laws through statutory enactment or amendment, judicial decision or administrative action restricting the manufacture, distribution or use of some or all of the Company's products, the Company's present and proposed business could be adversely affected.

         Currently, the Company is leasing the majority of its products to casinos and bingo halls operated by Native Americans. Under IGRA certain types of gaming activities are classified as Class I, Class II or Class III. Class I gaming includes traditional Native American social and ceremonial games and is regulated only by the tribes. Class II gaming includes bingo, pull-tabs, lotto, punch boards, instant bingo, certain card games played under limited circumstances and other games similar to bingo if those games are played at the same location where bingo is played. Class III gaming consists of all forms of gaming that are not Class I or Class II, such as video casino games, slot machines, most table games such as black jack, craps and keno. Generally, Class II gaming may be conducted on Native American lands if the state in which the Native American reservation is located permits such gaming for any purpose by any person. Class III gaming, on the other hand, may only be conducted pursuant to a compact reached between the Native American tribe and the state in which the tribe is located. The Company's business will be impacted based upon how its products are ultimately classified.

          No assurances can be given that any of the Company's contracts will be renewed upon the expiration of their term or that, if renewed, the terms and conditions thereof will be favorable to the Company, nor can any assurances be given that a tribe or tribes will not cancel any of such agreements prior to expiration of their stated term. A failure to renew such contracts upon terms favorable to the Company or the cancellation of a significant number of such contracts would have a material adverse effect upon the Company's business and results of operations.

COMPETITION

         The fixed-base electronic bingo system market is presently an established niche market in the bingo industry, but the portable electronic bingo market has yet to be penetrated to any significant degree. The Company believes it is well positioned to be one of the most advanced video style, fixed-base bingo product and state-of-the-art portable electronic bingo systems.

         The Company believes it has approximately five main competitors, most of which have substantially greater financial, marketing and technological resources than the Company. In addition, since electronic bingo comprises only a very small segment of the industry, it is conceivable that there will be new products and new companies entering this area of business. Notwithstanding this, the Company's management is of the opinion that with its constant upgrading of its product and introduction of new products, the Company will be able to attain a meaningful share of this relatively untapped market.

PATENTS AND TRADEMARKS

         The Company relies on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect its products. Notwithstanding these safeguards, it is possible for competitors of the Company to obtain its trade secrets and to imitate its products. Furthermore, others may independently develop products similar or superior to those developed or planned by the Company. While the Company may obtain patents with respect to certain of its products, the Company may not have sufficient resources to defend such patents, such patents may not afford all necessary protection and competitors may develop equivalent or superior products which may not infringe such patents.

EMPLOYEES

         As of October 29, 1996, the Company had 27 full-time employees, none of whom is represented by any labor union.

ITEM 2.  DESCRIPTION OF PROPERTY

         The Company's principal executive offices are located in Vancouver, British Columbia, Canada. In addition, the Company has a distribution center in Phoenix, Arizona, a marketing office in Cleveland, Ohio and an office in Branson, Missouri, where its real estate holdings are located. The Company believes that such facilities are adequate to the Company's needs for the foreseeable future.

         Pursuant to lease dated March 13, 1995 and amended February 22, 1996 (the "Vancouver Lease"), the Company leases approximately 4,252 square feet in Vancouver, British Columbia for its principal executive office. The annual base rent under the Vancouver Lease is CDN $34,788. The Vancouver Lease expires on March 31, 2000.

         Pursuant to a lease dated July 1, 1996 (the "Phoenix Lease"), the Company occupies 4,160 square feet as its showroom and distribution center in Phoenix, Arizona. The annual base rent under the Phoenix Lease is approximately $28,595. The Phoenix Lease expires June 30, 1999.

         Pursuant to a lease, dated May 31, 1996 (the "Westlake Lease"), the Company leases approximately 781 square feet in Westlake, Ohio. The annual base rent under the Westlake Lease is $10,934. The Westlake Lease expires May 31, 1997.

         The Company's wholly-owned subsidiary, River Oaks Holdings, Inc. ("River Oaks"), leases approximately 900 square feet in Branson, Missouri pursuant to an Office Space Lease dated November 1, 1996 (the "Branson Lease"). River Oaks pays $300 per month rent under the Branson Lease. The Branson Lease expires April 30, 1997.

         On June 22, 1995, pursuant to the Exchange Agreement, the Company acquired all the capital stock of Branson and its wholly-owned subsidiaries in exchange for 5,999,820 shares of the Company's Common Stock. Branson is a resort and land developer located in Branson, Missouri, which owned two separate real estate properties: (i) a resort property with limited existing development on site and (ii) 178 acres of undeveloped property in Stone County, Missouri. On November 17, 1995, the Company disposed of the resort property by forfeiture to the mortgage holder. The Company is currently attempting to capitalize on the 178 acres of undeveloped property and has no present plans for the improvement or development of such property.

         The undeveloped property has been pledged to secure the repayment of
(i) promissory notes in an aggregate principal amount of $1,339,792 bearing interest at nine percent (9%) per annum and due in July 2002, (ii) a promissory note in the principal amount of $60,812 bearing interest at nine percent (9%) per annum and due on demand (iii) a promissory note in the principal amount of $500,000 bearing interest at three percent (3%) above the Chase Manhattan prime lending rate and due in 2002 and (iv) convertible debentures in the aggregate principal amount of $745,000 bearing interest at two percent (2%) per month, compounded monthly, which are convertible at $.40 per share of Common Stock until December 21, 1997.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The current executive officers, directors and significant employees of the Company are as follows:

 NAME                        AGE            POSITION
 ----                        ---            --------
 Pak Cheung                  47             Director


 Firoz Lakhani               52             President, Chief Operating Officer and Director



 Donald Robert MacKay        44             Chief Financial Officer


 Robert C. Silzer            50             Chairman, Chief Executive Officer and Director


         Each director is elected to hold office until the next annual meeting of stockholders and until his successor is elected and qualified. All officers serve at the discretion of the Board of Directors.

         The following sets forth certain biographical information with respect to the directors and executive officers of the Company.

         PAK CHEUNG has been a Director of the Company since July 1994. Mr. Cheung also serves as President of Comdex Industries, Ltd, a company he founded in 1985. He also serves as a director of World Wide Industries, Ltd., a pharmaceutical company and WEX Technologies, Inc., a company involved in the development, marketing and sale of medical equipment and pharmaceuticals.

         FIROZ LAKHANI has been the President, Chief Operating Officer and a Director of the Company since September 1995. Mr. Lakhani served as a Director at Olds Industries, Inc., a Canadian public company, from August 1993 to September 1995, and was employed at Park Georgia Realty, a real estate and land development brokering company, from July 1990 to August 1993. From 1979 to 1990, Mr. Lakhani was employed at Montreal Trust Company, where he headed the Commercial Real Estate Division.

         DONALD ROBERT MACKAY has been the Chief Financial Officer of the Company since August 1995. Prior to joining the Company, Mr. MacKay served as the Manager -- Business Analysis at TCG International Inc. from March 1994 to July 1995. Prior to that, Mr. MacKay was the Controller of Attachmate
Canada, Inc. (formerly KEA Systems Ltd.) from September 1993 to March 1994 and was a Senior Financial Accountant at GLENTEL, Inc. from 1989 to September 1993.

         ROBERT C. SILZER has been the Chairman, Chief Executive Officer and
Director of the Company since November 1993.   He also currently serves as a
Director of InFOREtech Golf Technology where he has been since September 1995. From 1986 to 1992, Mr. Silzer served as President and Chief Executive Officer of Supercart International, Inc.

ITEM 4.  REMUNERATION OF DIRECTORS AND OFFICERS

                 The following table summarizes the aggregate annual remuneration paid or accrued by the Company to each of the Company's three highest paid persons during the last completed fiscal year and to all officers and directors as a group.

        Name of individual                                 Capacities in which                         Aggregate
       or identity of group                              remuneration was received                    Remuneration
-------------------------------------              -------------------------------------              ------------
Firoz Lakhani                                      President, Chief Operating Officer
                                                     and Director                                      $91,667

Donald Robert MacKay                               Chief Financial Officer                             $82,500

Robert C. Silzer                                   Chairman, Chief Executive Officer
                                                     and Director                                      $137,500

Officers and Directors
 as a Group (4 persons)                                                                                $311,667

EMPLOYMENT AGREEMENTS.

         Effective January 1, 1994, the Company entered into an employment agreement with Robert C. Silzer (the "Silzer Employment Agreement"), under which Mr. Silzer serves as Chairman and Chief Executive Officer of the Company. Pursuant to the Silzer Employment Agreement, Mr. Silzer was paid a salary of $75,000 in 1994, $125,000 in 1995 and $137,500 in 1996. He deferred $37,500 of his salary for the year 1996. Mr. Silzer will be paid a salary of $225,000 in 1997, $275,000 in 1998, $325,000 in 1999 and $375,000 in 2000. In addition,
Mr. Silzer is eligible to receive an annual bonus in an amount equal to 5% of the net income of the Company and its subsidiaries. Mr. Silzer received a signing bonus of 250,000 shares of Common Stock. Mr. Silzer was also paid an automobile allowance of $800 per month in 1995 and $900 per month in 1996 and will be paid an additional $100 per month for each calendar year of the term of the Silzer Employment Agreement. Mr. Silzer was granted options to purchase
(i) 500,000 shares of the Company's Common Stock in 1995 at an exercise price of $.30 per share and (ii) 750,000 shares of the Company's Common Stock in 1996 at an exercise price of $.50 per share. Mr. Silzer will be granted options to purchase 1,000,000 shares of Common Stock of the Company for each of the years 1997, 1998 and 1999, all at an exercise price equal to fifty percent (50%) of the ten day average trading price prior to the effective date of the option.

         Mr. Silzer is entitled to receive a lump sum payment equal to the present value, using an eight percent (8%) discount factor, of his salary for the unexpired term of the Silzer Employment Agreement, plus the amount of any performance bonus, grants of Common Stock and options which Mr. Silzer is entitled, which shall be a minimum of $5,500,000 (the "Silzer Severance Payment") if (i) Mr. Silzer is terminated by the Company without "just cause" as determined under the common law of British Columbia or (ii) (a) there is a change of control (as defined), (b) the Company employs any other senior executive without Mr. Silzer's prior written consent or (c) materially alters the duties of Mr. Silzer without Mr. Silzer's prior written consent. The Silzer Employment Agreement also provides that Mr. Silzer shall not compete with the Company for a period of twelve (12) months after termination of his employment with the Company.

         Effective September 5, 1995, the Company entered into an employment agreement with Firoz Lakhani (the "Lakhani Employment Agreement"), under which Mr. Lakhani serves as President and Chief Operating Officer of the Company. Pursuant to the Lakhani Employment Agreement, Mr. Lakhani was paid a salary of $6,250 per month from September 1, 1995 to December 31, 1995 and $91,667 in 1996. He deferred $33,333 of his salary for the year 1996. Mr. Lakhani will be paid a salary of $175,000 in 1997, $225,000 in 1998, $275,000 in 1999 and
$325,000 in 2000. In addition, Mr. Lakhani is eligible to receive an annual bonus in an amount equal to 3.5% of the net income of the Company and its subsidiaries. Mr. Lakhani received a signing bonus of 200,000 shares of Common Stock. Mr. Lakhani was also paid an automobile allowance of $700 per month in 1995 and $800 per month in 1996 and will be paid an additional $100 per month for each calendar year of the term of the Lakhani Employment Agreement. Mr. Lakhani was granted options to purchase (i) 300,000 shares of the Company's Common Stock in 1995 at an exercise price of $.30 per share and (ii) 500,000 shares of the Company's Common Stock in 1996 at an exercise price of $.50 per share. Mr. Lakhani will be granted options to purchase 750,000 shares of Common Stock of the Company for each of the years 1997, 1998 and 1999, all at an exercise price equal to fifty percent (50%) of the ten day average trading price prior to the effective date of the option.

         Mr. Lakhani is entitled to receive a lump sum payment equal to the present value, using an eight percent (8%) discount factor, of his salary for the unexpired term of the Lakhani Employment Agreement, plus the amount of any performance bonus, grants of Common Stock an options which Mr. Lakhani is entitled, which shall be a minimum of $4,250,000 (the "Lakhani Severance Payment") if (i) Mr. Lakhani is terminated by the Company without "just cause" as determined under the common law of British Columbia or (ii) (a) there is a change of control (as defined), (b) the Company employs any other senior executive without Mr. Lakhani's prior written consent or (c) materially alters the duties of Mr. Lakhani without Mr. Lakhani's prior written consent. The Lakhani Employment Agreement also provides that Mr. Lakhani shall not compete with the Company for a period of twelve (12) months after termination of his employment with the Company.

STOCK OPTIONS

         Pursuant to separate stock option agreements and employment agreements, the Company has granted options to purchase shares of Common Stock of the Company to certain officers, directors, employees and consultants of the Company. The following table sets forth information with respect to stock options granted to the officers and directors of the Company and all executive officers as a group:


                              SHARES ISSUABLE         EXERCISE PRICE            EXPIRATION
 NAME                         UPON EXERCISE           PER SHARE                 DATE
 ----                         --------------          ---------                 ----
 Pak Cheung                   100,000                 $.26                      August 1, 2001
                               50,000                 $.55                      November 4, 2001

 Firoz Lakhani                500,000                 $.55                      November 4, 2001

                              750,000                 50% of the ten day        January 1, 2000
                                                      average trading price
                                                      prior to the effective
                                                      date of the option

 Donald Robert MacKay         225,000                 $.55                      November 4, 1998

 Robert Silzer                517,000                 $.26                      December 20, 2001
                              800,000                 $.55                      November 4, 2001
                              1,000,000               50% of the ten day        January 1, 2000
                                                      average trading price
                                                      prior to the effective
                                                      date of the option


 Officers and Directors       3,942,000
   as a Group (4 persons)

ITEM 5.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         The following table sets forth the beneficial ownership of Common Stock of the Company by (i) each person who, at November 30, 1996, was known by the Company to own beneficially more than ten percent (10%) of the 41,286,702 outstanding shares of Common Stock of the Company, (ii) each of the three highest paid persons who are officers and directors of the Company and (iii) all officers and directors as a group.

             Name and Address                          Number of Shares              Percent
                of  Owner                                   Owned                    of Class
--------------------------------------------           ----------------              --------
Paragon Holdings Ltd.                                   5,416,666                    13.11%
P.O. Box N-272
Nassau Bahamas

Robert C. Silzer, Sr.                                   4,449,041(1)                 10.20%(1)
2482-650 West Georgia Street
P.O. Box 11610
Vancouver, British Columbia

Firoz Lakhani                                           2,650,000(2)                  6.23%(2)
2482-650 West Georgia Street
P.O. Box 11610
Vancouver, British Columbia

Donald Robert  MacKay                                     325,000(3)                   *
2482-650 West Georgia Street
P.O. Box 11610
Vancouver, British Columbia

Pak Cheung                                                400,000(4)                   *
2482-650 West Georgia Street
P.O. Box 11610
Vancouver, British Columbia

All officers and directors
  as a group (4 persons)                                7,824,041(5)                 17.30%(5)

-------------------
*less than 1%

(1) Includes stock options which are exercisable by Mr. Silzer to acquire 2,317,000 shares of Common Stock and 175,000 shares held by Madge Silzer, Mr. Silzer's wife.
(2) Includes stock options which are exercisable by Mr. Lakhani to acquire 1,250,000 shares of Common Stock.
(3) Includes stock options which are exercisable by Mr. MacKay to acquire 225,000 shares of Common Stock.
(4) Includes stock options which are exercisable by Mr. Cheung to acquire 150,000 shares of Common Stock and 30,000 shares held by Jean Cheung, Mr. Cheung's wife.
(5) Includes all shares currently outstanding and those which are not outstanding but which are subject to issuance upon exercise of stock options. See footnote (1), (2), (3) and (4).

ITEM 6.  INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         Firoz Lakhani, the President, Chief Operating Officer and a Director of the Company, borrowed aggregate principal amount of $444,000 from the Company, pursuant to (i) a promissory note in the principal amount of $250,000 dated January 30, 1996 and due on or before January 29, 2001, (ii) a promissory note in the principal amount of $90,000 dated January 18, 1996 and due on or before January 18, 2001 and (iii) a promissory note in the principal amount of $104,000 dated January 3, 1996 and due on or before January 2, 2001 (the "Lakhani Notes"). Interest accrues on the Lakhani Notes at the United States Base Rate as may be set from time to time. At January 9, 1997, the United States Base Rate was eight and one-half percent (8.5%).

         Robert C. Silzer, the Chairman, Chief Executive Officer and a Director of the Company, borrowed aggregate principal amount of $597,800 from the Company, pursuant to (i) a promissory note in the principal amount of $375,000 dated January 30, 1996 and due on or before January 29, 2001, (ii) a promissory note in the amount of $150,000 dated January 18, 1996 and due on or before January 17, 2001, (iii) a promissory note in the principal amount of $72,800 dated January 2, 1996 and due on or before January 17, 2001 (the "Silzer Notes"). Interest accrues on the Silzer Notes at the United States Base Rate as may be set from time to time. At January 9, 1997, the United States Base Rate was eight and one-half percent (8.5%).

ITEM 7.  DESCRIPTION OF SECURITIES

         The Company's authorized capital stock consists of 150,000,000 shares of Common Stock, par value $.005 per share (the "Common Stock"), and 4,000,000 shares of cumulative, 10% cumulative Preferred Stock, par value $.10 per share (the "Preferred Stock"). As of November 30, 1996, there were 41,286,702 shares of Common Stock outstanding and 267 holders of record. None of the Company's shares of Preferred Stock have been issued or are outstanding.

         Each of the shares of Common Stock has equal dividend, liquidation and voting rights. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Holders of the shares of Common Stock are entitled to receive dividends when, and if, declared by the board of directors from funds legally available therefore. The shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe for additional shares.

         The rights of holders of shares of Common Stock as described above will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The Board of Directors currently does not contemplate the issuance of any Preferred Stock.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         MARKET INFORMATION. The Company's Common Stock is traded on the NASD's OTC Bulletin Board under the symbol "AGTI." The following table presents the high and low bid quotations for the Common Stock as reported by the NASD for each quarter during the last two years. Such prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

       Year                Period               Low            High
       ----                ------               ---            ----
       1995                First Quarter        $1.44          $2.56
                           Second Quarter        .69            1.69
                           Third Quarter         .28            1.13
                           Fourth Quarter        .16            .44
       1996                First Quarter         .25            .99
                           Second Quarter        .64            2.19
                           Third Quarter         .99            1.61
                           Fourth Quarter        .49            1.26

         DIVIDENDS. The Company has never declared or paid any cash dividends. It is the present policy of the Company to retain earnings to finance the growth and development of the business and, therefore, the Company does not anticipate paying dividends on its Common Stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         In addition to ordinary routine litigation incidental to its business operation, which the Company does not believe, in the aggregate, will have a material adverse effect on the Company, or its operations, the Company is engaged in the following lawsuits:

         Braintech, Inc. ("Braintech") filed a statement of claim in the Supreme Court of British Columbia on November 24, 1995 and amended on March 26, 1996 claiming default by the Company on three promissory notes. Braintech is claiming damages in the amount of $200,000, plus interest of ten percent (10%) per annum, and costs. The Company has filed a statement of defense and opposed a motion for summary judgment.

         In January 1996, Tierra Corporation ("Tierra") commenced an action in the Circuit Court of Stone County, Missouri, claiming that River Oaks Resort and Country Club, Inc. ("River Oaks") defaulted on a promissory note. Judgment is sought in the principal amount of $74,105, plus interest since October 18, 1995, at 10% per annum. An answer has been filed on behalf of River Oaks averring that Tierra has not performed conditions precedent to assessing any deficiency and that no accounting regarding the disposition of security for such note has been provided and, in addition, a counterclaim asserting Tierra disposed of stock collateral in a commercially unreasonable manner.
Preliminary discovery has occurred but no depositions have been taken.

         In February 1996, P.D.I., LLC, a Missouri limited liability company ("PDI") commenced an action in the Circuit Court of Stone County Missouri, claiming breach of an agreement to construct a sewage treatment facility for which damages are claimed, including alternative site development and attorney fees. In response, the Company and River Oaks have counterclaimed for damages, in an amount to be determined at trial, incurred when plaintiff PDI withdrew funds from the escrow fund created for construction of the sewage treatment facility and the permit application for construction approval by the Missouri Department of Natural Resources. Moreover, a claim has also made by River Oaks and the Company that subsequent development attempted by PDI has encroached upon property development belonging to River Oaks and the Company without right to do so, including damages for disruption resulting therefrom.

         In April 1996, Larry Newman ("Newman") commenced a mechanics' lien in the Circuit Court of Stone County, Missouri, seeking $177,282, plus interest, for excavation work performed during the period between July 19, 1995 to September 25, 1995 on a road across the River Oaks development in Stone County. Thereafter, on or about June 24, 1996, Jack L. Holt ("Holt") filed a similar petition in the Circuit Court of Stone County, Missouri, claiming a mechanics' lien for engineering and land surveying during the period May 16, 1995 to July 4, 1995 for a road across the River Oaks development property in the amount of $9,610, plus interest. The Holt case has now been consolidated in the case originally filed by Newman. The Company has filed a counterclaim alleging Newman and Holt extended the road beyond the boundaries of the River Oaks development property onto land owned by Sunset Cove, Ltd., a Missouri corporation. The court has since ordered Sunset Cove, Ltd. joined as a party needed for just adjudication. Discovery has not yet commenced.

         On November 15, 1996, Fortunet, Inc., a Nevada corporation ("Fortunet"), filed a patent infringement claim against the company and certain other companies which manufacture and distribute electronic bingo systems, claiming that the defendants, including the Company, infringed Fortunet's United States Patent No. 4,624,462 (the "Patent"). Fortunet seeks to enjoin the defendants from any further alleged infringement of the Patent and is seeking actual and enhanced damages as well as attorneys fees and other costs.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company retained the services of Grant Thornton LLP ("Grant Thornton") to perform an audit for the Company's 1995 fiscal year. Subsequent to the retention, the Company and Grant Thornton learned that the Securities and Exchange Commission (the "SEC") commenced a private investigation of the Company and others involving possible violations of the registration and antifraud provisions of the federal securities laws of the United States. At such time as Grant Thornton learned of the investigation, it elected to cease all audit activities. In December 1996, the SEC terminated its inquiry of the Company and indicated that no enforcement action had been recommended.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following sets forth certain information regarding sales of, and other transactions with respect to, securities of the Company issued within the past three years, which sales and other transactions were not registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). Unless otherwise indicated, no underwriters were used in such transactions.

         On June 22, 1995, pursuant to the Branson Exchange Agreement, the Company acquired all the capital stock of Branson and its wholly-owned subsidiaries in exchange for the issuance of 5,999,820 shares of the Company's Common Stock to the shareholders of Branson, of which 3,423,720 were issued pursuant to the exemption afforded by Regulations S under the Securities Act and 2,576,100 were issued pursuant to the exemption afforded by Section 4(2) of the Securities Act.

         In December 1995, the Company issued 6,666,666 shares of Common Stock to Paragon Holdings Ltd, a Bahamian corporation at a price of $.15 per share for net proceeds to the Company of $1,000,000. The shares were issued in reliance upon the exemption afforded by Rule 504 of Regulation D of the Securities Act.

         In December 1995, the Company issued a convertible promissory note (the "December 1995 Note") in the principal amount of $70,000 to a non-U.S. resident in an offshore transaction for net proceeds to the Company of $70,000. The December 1995 Note was converted into 100,000 shares of Common Stock. The December 1995 Note and the shares issued upon conversion were issued pursuant to the exemption afforded by Regulations S under the Securities Act.

         Pursuant to a Subscription Agreement, dated December 20, 1995, the Company sold to S.D.A. List Brokers, Inc., a company organized under the laws of Bermuda (the "Purchaser"), 600 Convertible Debenture Units, with 450 issued on December 20, 1995 and 150 issued on January 19, 1996 for an aggregate purchase price of $600,000. Each Convertible Debenture Unit is comprised of a convertible debenture (the "Convertible Debenture") in the principal amount of $1,000 and 3333.33 transferable and detachable warrants to purchase shares of the Company's Common Stock (the "Warrants"). The Purchaser is also entitled to a bonus payment of $150,000 per year payable each December 20th of 1996, 1997, 1998 and 1999. The bonus payment for 1996 was added to the principal amount owed to the Purchaser and was not paid by the Company. The Convertible Debentures bear interest at the rate of two percent (2%) per month, compounded monthly, and are convertible at a conversion price of $.40 per share of Common Stock until December 20, 1997. The Warrants are exercisable until December 21, 1997 at an exercise price of $.40 per share of Common Stock. The Purchaser has the option to acquire an additional 1,000 Convertible Debenture Units. The Convertible Debenture Units, including the Convertible Debentures and Warrants were issued pursuant to the exemption afforded by Regulations S under the Securities Act.

         On June 22, 1995, pursuant to the Branson Exchange Agreement, the Company acquired all the capital stock of Branson and its wholly-owned subsidiaries in exchange for the issuance of 5,999,820 shares of the Company's Common Stock to the shareholders of Branson, of which 3,423,720 shares were issued pursuant to the exemption afforded by Regulations S under the Securities Act and 2,576,100 shares were issued pursuant to the exemption afforded by
Section 4(2) of the Securities Act.

         On September 26, 1996, the Company entered into an Agreement with Prisms, Inc., a corporation organized under the laws of the State of North Carolina, to acquire all the issued and outstanding shares by the Company issuing 300,000 shares of Common Stock of the Company. The Company relied upon the exemption afforded by Section 4(2) of the Securities Act. See "Business -- Recent Acquisitions -- Prisms, Inc."

         River Oaks Resorts and Country Club, Inc. and the Company borrowed $1,125,000 from Transworld Capital Ltd., a limited liability company organized under the laws of the Cayman Islands ("Transworld") pursuant to a promissory note dated December 10, 1994 in the principal amount of $1,125,000 (the "Transworld Note"). In June 1995, River Oaks, the Company and Transworld agreed to amend the promissory note pursuant to which Transworld was issued 608,000 shares of the Company's Common Stock and a promissory note in the amount of $500,000 by River Oaks and the Company to Transworld in exchange for cancellation of the Transworld Note. The Company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         In January 1996, the Company issued an aggregate of $500,000 in convertible promissory notes (the "January 1996 Notes") and warrants (the "January 1996 Warrants") to non-U.S. residents in an offshore transaction for net proceeds to the Company of $500,000. The January 1996 Notes are interest bearing, at the United States Base Rate and are all due in July 1997. At January 9, 1997, the United States Base Rate was 8.5%. The January 1996 Notes are convertible at the option of the holder into shares of Common Stock of the Company at a conversion price of $.25 per share. The January 1996 Warrants have an exercise price of $.50 per share and are exercisable until July 1997. The Company relied upon the exemption from registration afforded by Regulation
S. Robert Hand received a finder's fee of $50,000 for placing certain of the January 1996 Notes in the form of a convertible promissory note (the "Hand Note") bearing interest, unless converted, at the United States Bank Prime Rate. The Hand Note is convertible until July 1997 at the option of the holder into shares of Common Stock of the Company at a conversion price of $.25 per share. The Company relied upon the exemption afforded by Regulation S of the Securities Act for the issuance of the Hand Note.

         The Company also issued in January 1996 a convertible promissory note in the principal amount of $250,000 (the "8.5% January 1996 Note") to a non-U.S. resident in an offshore transaction for net proceeds to the Company of $250,000. The 8.5% January 1996 Note bears interest at 8.5% per annum and is due on January 20, 1997. The Company is currently negotiating an extension of the 8.5% January 1996 Note. The 8.5% January 1996 Note is convertible into 781,250 shares of the Company's Common Stock at a conversion price of $.32 per share. The Company relied upon the exemption from registration afforded by Regulation S under the Securities Act.

         The Company also issued a convertible note in the principal amount of $200,000 (the "February 1996 Note") and warrant (the "February 1996 Warrant") to a non-U.S. residents in an offshore transaction for net proceeds to the Company of $200,000. The February 1996 Note, unless converted, bears interest at the rate of the United States Bank Base Rate and is due in February 1997. The February 1996 Note is convertible at the option of the holder into shares of Common Stock of the Company at a conversion price of $.50 per share. The February 1996 Warrant has an exercise price of $.80 per share and is exercisable until February 1997. The Company relied upon the exemption from registration afforded by Regulation S.

         In April 1996, the Company issued an aggregate of $780,700 in convertible notes (the "April 1996 Notes") and warrants (the "April 1996 Warrants") to non-U.S. residents in an offshore transaction for net proceeds to the Company of $745,000. The April 1996 Notes do not bear interest and are all due in April 1997. The April 1996 Notes are convertible at the option of the holder into shares of Common Stock of the Company at a conversion price of $.50 per share. The April 1996 Warrants have an exercise price of $.70 per share and are exercisable until April 1997. The Company relied upon the exemption from registration afforded by Regulation S with respect to the issuance of the April 1996 Notes. Kimbell Holdings Limited, a Wyoming Corporation, received a finder's fee of $35,700 for placing certain of the April 1996 Notes in the form of a convertible promissory note (the "Kimbell Note") bearing interest, unless converted, at the United States Bank Prime Rate. The Kimbell Note is convertible until May 15, 1997 at the option of the holder into shares of Common Stock of the Company at a conversion price of $.50 per share. The Company relied upon the exemption afforded by Section 4(2) of the Securities Act for the issuance of the Kimbell Note.

         The Company also issued an aggregate of $50,000 in convertible notes (the "12% April 1996 Notes") and warrants (the "12% April 1996 Warrants") to non-U.S. residents in an offshore transaction for net proceeds to the Company of $50,000. The 12% April 1996 Notes, unless converted, bear interest at the rate of 12% per annum and are due in April 1997. The 12% April 1996 Notes are convertible at the option of the holder into shares of Common Stock of the Company at a conversion price of $.50 per share. The 12% April 1996 Warrants have an exercise price of $.80 per share and are exercisable until April 1997. The Company relied upon the exemption from registration afforded by Regulation S.

         In May 1996, the Company issued an aggregate of $450,000 in convertible notes (the "May 1996 Notes") and warrants (the "May 1996 Warrants") to non-U.S. residents in an offshore transaction for net proceeds to the Company of $450,000. The May 1996 Notes, unless converted, bear interest at the United States Bank Prime Rate and are all due in May 1997. The May 1996 Notes are convertible at the option of the holder into shares of Common Stock of the Company at a conversion price of $1.00 per share. The May 1995 Warrants have an exercise price of $1.30 per share and are exercisable until May 1997. The Company relied upon the exemption from registration afforded by Regulation
S. Robert Taylor received a finder's fee of $45,000 for placing certain of the May 1996 Notes in the form of a convertible promissory note (the "Taylor Note") bearing interest, unless converted, at the United States Bank Prime Rate. The Taylor Note is convertible until May 13, 1997 at the option of the holder into shares of Common Stock of the Company at a conversion price of $1.00 per share. The Company relied upon the exemption afforded by Regulation S of the Securities Act for the issuance of the Taylor Note.

         The Company also issued in May 1996 four convertible notes for an aggregate of $755,000 in (the "May 1996 U.S. Notes") and net proceeds to the Company of $755,000. The May 1996 U.S. Notes, unless converted, bear interest at the United States Bank Prime Rate and are all due in May 1997. Three of the four May 1996 U.S. Notes are convertible at the option of the holder into shares of Common Stock of the Company at a conversion price of $1.20 per share and one is convertible at the conversion price of $1.50 per share. The Company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         The Company issued in August 1996 two convertible promissory notes in the aggregate principal amount of $125,000 (the "August 1996 Notes") for net proceeds to the Company of $125,000. The August 1996 Notes bear interest at the United States Bank Base Rate and are due in August 1997. The August 1996 Notes are convertible into shares of the Company's Common Stock on the basis of one share for every $.75 of the August 1996 Notes. The Company relied upon the exemption afforded by Section 4(2) of the Securities Act.

         The Company issued in September 1996 two convertible promissory notes in the aggregate principal amount of $254,545.45 (the "September 1996 Notes") for net proceeds to the Company of $254,545.45. The September 1996 Notes bear interest at the United States Bank Base Rate and are due in September 1997. The September 1996 Notes are convertible into shares of the Company's Common Stock on the basis of one and one-third (1 1/3) share for every $1.00 of the September 1996 Notes. The Company relied upon the exemption afforded by Regulation S of the Securities Act.

         The claims of the Section 4(2) exemptions for the shares of Common Stock of the Company are based upon the fact that (a) such sales were made to a limited number of knowledgeable and informed investors who are believed to of had, or to have had acces to, such information about the Company as was necessary to make an informed investment judgment, (b) the shares were acquired for investment and with no view to distribution to the public and (c) the certificates representing the shares bear legends which call attention to restrictions on the distribution of the shares.

         The claims of the Regulation S exemptions for the shares of Common Stock of the Company are based upon the fact that (a) the purchasers were not U.S. persons (as defined by Regulation S) and were outside the United States at the time the buy was originated, (b) neither the Company nor any of the Company's affiliates, nor any person acting on behalf of them, made any directed selling efforts in the

United States and (c) the certificates representing the shares bear legends which call attention to restrictions on the distribution of the shares.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Wyoming Business Corporation Act ("WBCA"), W.S. 17-16-850 et seq., provides for indemnification of the Company's officers, directors, employees, and agents against liabilities which they may incur in such capacities. A summarization of circumstances in which such indemnification may be available follows, but is qualified by reference to the Company's Articles of Incorporation and the text of the statute.

         In general, the Company may provide indemnification to any person made a party to a proceeding because he is or was a director, officer, employee or agent against liability incurred in the proceeding if such person (i) conducted himself or herself in good faith; (ii) reasonably believed that his or her conduct was in or at least not opposed to the Company's best interests; and
(iii) in the case of a criminal proceeding, has no reasonable cause to believe that his or her conduct was unlawful. The Company may not, however, indemnify a present or former director, officer, employee or agent in connection with (i) a proceeding by or in the right of the Company in which the director, officer, employee or agent was adjudged liable to the Company or (ii) any other proceeding charging improper personal benefit to the director, officer, employee or agent, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that personal benefit was improperly received by such present or former director, officer, employee or agent. The Company may pay for or reimburse the reasonable expenses of present and former directors, officers, employees and agents who are parties to a proceeding in advance of the final disposition of such proceeding if the person seeking payment or reimbursement (i) furnishes a written affirmation of his or her good faith belief that he or she met the applicable standard of care under the WBCA; (ii) furnishes a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the applicable standard of conduct; and (iii) it is determined, in accordance with the WBCA, that the facts then known would not preclude indemnification. The Company must indemnify a present or former director who is wholly successful, on the merits or otherwise, in a proceeding against reasonable expenses incurred in connection with the proceeding.

         In addition, the Company has statutory authority to purchase insurance to protect its officers, directors, employees, and agents against any liabilities asserted against them, or incurred in connection with their service in such capacities. Further, the Company may advance or reimburse funds to a director who is a party to a proceeding, for reasonable expenses incurred in connection with a proceeding.

                                   PART F/S

                 The following financial statements are filed as part of this registration statement on Form 10-SB:

                                                                          Page
                                                                          ----
           Report of Independent Certified Public Accountants              F-1

           Financial Statements

              Consolidated Balance Sheets                                  F-2

              Consolidated Statement of Operations                         F-4

              Consolidated Statement of Stockholders' Deficit
                       for the year ended December 31, 1994                F-5

              Consolidated Statement of Stockholders' Deficit
                       for the year ended December 31, 1995                F-6

              Consolidated Statements of Cash Flows                        F-7

              Notes to Financial Statements                                F-9

                                    PART III

Item 1.  Index to Exhibits

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:


Exhibit Number                                  Exhibit                                    Page
--------------   ---------------------------------------------------------------------     ----
    2.1          Articles of Amendment to Articles of Incorporation of the Company
                 dated July 16, 1996.
    2.2          Articles of Amendment to Articles of Incorporation of the Company
                 dated June 17, 1996.
    2.3          Articles of Amendment of Auto N Corporation.*
    2.4          Articles of Amendment of MacTay Investment Co.*
    2.5          Articles of Incorporation of MacTay Investment Co.*
    2.6          Bylaws of the Company*
    6.1          Leasing and Service Agency Agreement dated September 15, 1996 with the
                 Edward Thompson Group.*
    6.2          Letter of Intent with Sega Gaming Technology, Inc., dated May 13, 1996.
    6.3          Agreement, dated July 17, 1996, with Fortune Entertainment Corporation.*
    6.4          Preliminary Agreement with Comanche Indian Tribe.*
    6.5          Share Purchase Agreement, dated September 26, 1994 among the Company,
                 Prisms and the shareholders of Prisms.*
    6.6          Agreement of Sale dated February 9, 1995 between the Company and the shareholders of Executive Video Systems, Inc.*
    6.7          Agreement and Plan of Reorganization by and among the Company, Branson
                 Signature Resorts, Inc. and certain shareholders of Branson, dated June 1, 1995.*
    6.8          Lease License Agreement, dated December 7, 1995, between the Company and
                 G&J Production Trust.*
    6.9          Letter of Agreement, dated December 17, 1996, by and between the Company and Y.K.L. Corporation.*
    6.10         Employment Agreement with Robert Silzer.
    6.11         Employment Agreement with Firoz Lakhani.
    6.12         $250,000 Promissory Note of Firoz Lakhani dated January 30, 1996.
    6.13         $90,000 Promissory Note of Firoz Lakhani dated January 18, 1996.

         6.14    $104,000 Promissory Note of Firoz Lakhani dated January 3, 1996.
         6.15    $150,000 Promissory Note of Robert Silzer dated January 18, 1996.
         6.16    $375,000 Promissory Note of Robert Silzer dated January 30, 1996.
         6.17    $72,800 Promissory Note of Robert Silzer dated January 2, 1996.
         8.1     Consent of Accountants.

-----------------
*To be filed by amendment

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


                        ADVANCED GAMING TECHNOLOGY, INC.



                           DECEMBER 31, 1995 AND 1994

                                       AND

                     SEPTEMBER 30, 1996 AND 1995 (UNAUDITED)

                                    CONTENTS


                                                                       Page
                                                                       ----
Report of Independent Certified Public Accountants                      F-1


Financial Statements


         Consolidated Balance Sheets                                    F-2


         Consolidated Statements of Operations                          F-4


         Consolidated Statement of Stockholders'
           Deficit for the year ended December 31, 1994                 F-5


         Consolidated Statements of Stockholders' Deficit
           for the year ended December 31, 1995                         F-6


         Consolidated Statements of Cash Flows                          F-7


Notes to Financial Statements                                           F-9

               Report of Independent Certified Public Accountants



Board of Directors
Advanced Gaming Technology, Inc.

         We have audited the accompanying consolidated balance sheets of Advanced Gaming Technology, Inc. and subsidiaries as at December 31, 1995 and 1994, and the related consolidated statements of operation, stockholders deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Gaming Technology, Inc. and subsidiaries as of December 31 1995 and 1994 and the results of their operations, and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                                   Respectfully submitted,




                                                   /s/ Robison, Hill & Co.
                                                   -----------------------------
                                                   Certified Public Accountants

Salt Lake City, Utah
July 5, 1996

                        ADVANCED GAMING TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS


                                          (Unaudited)
                                             as at
                                          September 30     as at December 31,
                                           ----------   -----------------------
                                              1996          1995          1994
                                           ----------   ----------   -----------
ASSETS

CURRENT ASSETS

  Cash and cash equivalents (note B6)      $   21,311   $   17,739   $   184,885
  Accounts receivable                         152,999       34,827             -
  Notes receivable (note C)                         -            -       108,595
  Minimum lease payments receivable                 -            -        68,705
  Inventory (note B2)                          41,785       18,000        31,350
  Prepaid expenses                             81,620       71,705             -
                                           ----------   ----------   -----------

     Total current assets                     297,715      142,271       393,535
                                           ----------   ----------   -----------

PROPERTY AND EQUIPMENT (NOTE B3)
  Office equipment                             31,779       11,420         4,534
  Computer equipment                           48,481       31,988        13,600
  Display equipment                            20,763       17,521        17,521
  Lease equipment                           2,050,381      737,103             -
  Gaming equipment                            988,938      175,359             -
  Leasehold Improvements                       30,132            -             -
                                           ----------   ----------   -----------
                                            3,170,474      973,391        35,655
     Less accumulated depreciation            469,192      248,798         5,997
                                           ----------   ----------   -----------
                                            2,701,282      724,593        29,658
                                           ----------   ----------   -----------

OTHER
  Security Deposit                             50,930       50,930             -
  Intangible assets (notes B4 and D)          504,080    1,061,782       540,365
  Investment - land                         4,137,732    4,126,307             -
  Deferred development costs                  150,527            -             -
                                           ----------   ----------   -----------

     Total other assets                     4,843,269    5,239,019       540,365
                                           ----------   ----------   -----------

     Total assets                          $7,842,266   $6,105,883   $   963,558
                                           ==========   ==========   ===========

                        ADVANCED GAMING TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (Continued)

                                          (Unaudited)
                                             as at
                                          September 30        as at December 31,
                                         -------------   ---------------------------
                                              1996           1995            1994
                                         -------------   ------------    -----------
LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Bank overdraft and revolving loan
    (note E)                             $          -    $    175,897    $         -
  Accounts payable                          1,194,599       1,186,461        317,237
  Accrued liabilities -
    Salaries, wages and other
      compensation                                  -         194,800        142,042
    Other                                     961,199       1,192,975        220,000
  Stockholders' loans (note F)                      -       1,014,372      2,797,246
  Notes payable (note G)                      305,467         520,770              -
  Deferred revenue                              7,073           7,073              -
  Current maturities of long-term debt
    (note H)                                1,031,889       1,433,508              -
                                         ------------    ------------    -----------

     Total current liabilities              3,500,227       5,725,856      3,476,525
  Long-term debt (note H)                   2,875,178       2,376,941              -
  Convertible promissory notes              4,442,838              -               -
                                         ------------    ------------    -----------
                                           10,818,243       8,102,797      3,476,525
                                         ------------    ------------    -----------

COMMITMENTS AND CONTINGENCIES (NOTE L)
  Advances from joint venture partner         755,757               -              -
                                         ------------    ------------    -----------

STOCKHOLDERS' DEFICIT
Preferred stock - $.10 par value;
  authorized 4,000,000 shares;
  none issued (note I)                              -               -              -
Common stock - $.005 par value;
  authorized 40,000,000 shares                183,744         135,693         50,532
  issued and outstanding 27,138,517
  Additional paid-in capital               17,345,808      15,611,020      6,196,851
  Accumulated deficit                     (21,261,286)    (17,743,627)    (8,760,350)
                                         ------------    ------------    -----------

     Net stockholders' deficit             (3,731,734)     (1,996,914)    (2,512,967)
                                         ------------    ------------    -----------

     Total liabilities and
       stockholders deficit              $  7,842,266    $  6,105,883    $   963,558
                                         ============    ============    ===========


        The accompanying notes are an integral part of these statements.

                        ADVANCED GAMING TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENTS OF OPERATION





                                                        (Unaudited)
                                                 For the nine months ended      For the years ended
                                                        September 30,               December 31,
                                           ----------------------------    ----------------------------
                                                1996            1995            1995            1994
                                           ------------    ------------    ------------    ------------
Equipment lease revenue                    $    586,140    $    214,873    $    381,928    $     20,863
COST OF SALES                                   (87,446)        (20,115)        (66,782)         (4,629)
                                           ------------    ------------    ------------    ------------
     GROSS MARGIN                               498,694         194,758         315,146          16,234
                                           ------------    ------------    ------------    ------------
COSTS AND EXPENSES
  Research and development                    1,092,990       1,099,025       2,180,865       1,305,089
  General and administration                  1,762,734       1,702,970       2,077,779       3,593,063
                                           ------------    ------------    ------------    ------------
                                              2,855,724       2,801,995       4,258,644       4,898,152
                                           ------------    ------------    ------------    ------------
OPERATING LOSS                               (2,357,030)     (2,607,237)     (3,943,498)     (4,881,918)

Other income (expense)
  Foreign exchange adjustments (note B5)         (5,511)         (1,646)          3,209         112,722
  Financing costs and interest
    Related parties                                   -               -               -        (890,765)
    Other                                      (629,505)       (881,995)     (1,923,756)        (32,538)
  Loss on disposal of assets                   (525,613)            -           (23,728)              -
                                           ------------    ------------    ------------    ------------
LOSS FROM CONTINUING OPERATIONS              (3,517,659)     (3,490,878)     (5,887,773)     (5,692,499)

Discontinued operations (note J)                      -        (136,306)     (3,095,504)              -
                                           ------------    ------------    ------------    ------------
NET LOSS                                   $ (3,517,659)   $ (3,627,184)   $ (8,983,277    $ (5,692,499)
                                           ============    ============    ============    ============
Net loss per common share
  Loss from continuing operations          $       (.10)   $       (.23)   $      (0.34)   $      (0.70)
  Loss from discontinued operations                   -            (.01)          (0.18)              -
                                           ------------    ------------    ------------    ------------
  Net loss per common share                $       (.10)   $       (.24)   $      (0.52)   $      (0.70)
                                           ============    ============    ============    ============

Weighted average common shares
  outstanding (note B7)                      34,579,285      15,235,438      17,273,196       8,114,042









        The accompanying notes are an integral part of these statements.

                        ADVANCED GAMING TECHNOLOGY, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                           Price
                                            Range            Common Stock            Additional
                                          Per Share   ---------------------------      Paid-in        Accumulated
                                             ($)         Shares          Amount        Capital           Deficit           Total
                                         ----------   ----------      -----------     -----------     ------------      -----------
Balance at January 1, 1994                             5,922,398      $    29,612     $ 1,879,756     $   (452,457)     $ 1,456,911

Prior year adjustments (note K)                                                                         (2,615,394)      (2,615,394)
Issuance of common shares -
  for cash                                     1.00      200,000            1,000         199,000                           200,000
  for interest on stockholders' loans          2.28      219,118            1,096         498,170                           499,266
  to settle stockholders' loans                0.52    2,238,549           11,192       1,157,118                         1,168,310
  for signing bonuses                          2.25      125,000              625         280,625                           281,250
  for salaries                                 0.48      461,451            2,307         216,882                           219,189
  for consulting services                 1.70-2.43      290,000            1,450         636,050                           637,500
  to settle a patent dispute                   2.25       50,000              250         112,250                           112,500
  to acquire gaming and manufacturing
    license rights in China, less
    finders' fees of $280,000                  2.50      600,000            3,000       1,217,000        1,220,000

Net loss for the year                                                                                   (5,692,499)      (5,692,499)
                                                      ----------      -----------     -----------     ------------      -----------

Balance at December 31, 1994                          10,106,516      $    50,532     $ 6,196,851     $ (8,760,350)     $(2,512,967)
                                                      ==========      ===========     ===========     ============      ===========






        The accompanying notes are an integral part of these statements.

                        ADVANCED GAMING TECHNOLOGY, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1995
            AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)

                                           Price
                                           Range                 Common Stock           Additional
                                          Per Share        -------------------------      Paid-in      Accumulated
                                             ($)             Shares          Amount       Capital        Deficit           Total
                                          ----------       ----------     ----------   ------------   -------------    -----------

Balance at January 1, 1995                                 10,106,516     $   50,532   $  6,196,851   $  (8,760,350)   $(2,512,967)

Issuance of common shares -
  for cash, less finders fees of
   $75,000                                 0.15-0.63        2,666,667         13,333        794,167                        807,500
  for security                             0.26-1.60        1,535,000          7,675          7,675
  for financing costs and interest,
    less finders fees of $54,219           0.26-1.75          880,206          4,401        676,894                        681,295
  to settle stockholders' loans            0.40-0.92        3,452,940         17,265      1,638,984                      1,656,249
  to acquire subsidiary                         0.63        5,999,820         30,000      3,807,158                      3,837,158
  for signing bonuses                      0.41-1.50          160,000            800        151,612                        152,412
  for consulting services                  0.39-1.82        1,279,368          6,397        915,644                        922,041
  for share and warrant options                 1.50          450,000          2,250        672,750                        675,000
  to settle long-term debt                      1.25          608,000          3,040        756,960                        760,000
Net loss for the year                                                                                    (8,983,277)    (8,983,277)
                                                           ----------     ----------   ------------   -------------    -----------

Balance at December 31, 1995                               27,138,517        135,693     15,611,020     (17,743,627)    (1,996,914)
  Conversion of notes payable               .25-1.50          225,727          1,129        200,953               -        202,082
  Conversion of warrants                         .50          112,966            564         55,918               -         56,482
  For security                                   .45        1,200,000          6,000         29,100               -         35,100
  Private placement                          .15-.96        7,266,666         36,333      1,233,667               -      1,270,000
  For consulting services                    .32-.79           55,000            275         28,900               -         29,175
  For employee bonuses                       .30-.96          750,000          3,750        186,250               -        190,000
  Net loss for nine months                                          -              -              -      (3,517,659)    (3,517,659)
                                                           ----------     ----------   ------------   -------------    -----------
Balance September 30, 1996 (Unaudited)                     36,748,876     $  183,744   $ 17,345,808   $ (21,261,286)   $(3,731,734)
                                                           ==========     ==========   ============   =============    ===========




        The accompanying notes are an integral part of these statements.

                        ADVANCED GAMING TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           (Unaudited)
                                                      for the nine months ended       for the years ended
                                                           September 30,                  December 31,
                                                    ---------------------------   --------------------------
                                                        1996          1995             1995          1994
                                                    -----------    ------------   -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                          $(3,517,659)   $(3,627,184)   $(8,983,277)   $(5,692,499)
  Adjustments to reconcile net loss to net
    cash used in operating activities
    Depreciation and amortization                       378,096        417,486        448,986         41,102
    Loss on sale of assets                                    -              -         23,728              -
    Bad debt expense                                          -              -         35,401        219,421
    Allowance for China gaming license rights           525,613              -              -      1,150,000
    Issuance of common stock for expenses             1,828,369      2,918,015
    Deferred revenue                                          -         33,073          7,073              -
  Changes in assets and liabilities
    Accounts receivable                                (118,172)       118,438        (34,827)             -
    Notes receivable                                          -        (33,500)       108,595        (90,782)
    Minimum lease payments receivable                         -              -         68,705        419,987
    Inventory                                           (23,785)        12,769         13,350        (31,350)
    Prepaid expenses                                     (9,915)      (407,108)       (71,705)             -
    Bank overdraft and revolving loan                  (175,897)       150,575        175,897              -
    Accounts payable                                      8,138        189,945        869,224        227,376
    Accrued liabilities                                (426,576)       930,791      1,025,733         40,789
                                                    -----------    -----------    -----------    -----------

     Net cash used in operating activities           (3,360,157)    (2,214,715)    (4,484,748)      (797,941)
                                                    -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Payments of deferred development costs               (150,527)             -              -              -
  Proceeds from disposition of equipment                      -              -              -         38,066
  Acquisition of gaming and manufacturing license             -              -              -       (150,000)
  Notes and advances                                   (215,303)             -        520,770       (219,421)
  Purchase of property and equipment                 (2,208,508)      (458,049)      (915,064)             -
  Security deposit                                            -        (50,930)       (50,930)             -
  Acquisition of subsidiary                                   -       (200,000)      (200,000)             -
                                                    -----------    -----------    -----------    -----------

     Net cash used in investing activities           (2,574,338)      (708,979)      (645,224)      (331,355)
                                                    -----------    -----------    -----------    -----------

                        ADVANCED GAMING TECHNOLOGY, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Continued)

                                                             (Unaudited)
                                                      for the nine months ended     for the years ended
                                                             September 30,               December 31,
                                                     --------------------------    --------------------------
                                                         1996          1995           1995           1994
                                                     -----------    -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Advances from joint venture partner                $   755,757    $         -    $       -      $         -
  Stockholders' loans                                          -        143,890        143,890      1,129,433
  Proceeds from issuance of common stock               1,700,000      1,470,750      1,482,500        200,000
  Finders' fees                                                -              -              -       (280,000)
  Principal payments on notes payable                   (757,690)      (816,462)      (853,462)             -
  Proceeds from notes payable                          4,240,000      1,977,995      4,189,898              -
                                                     -----------    -----------    -----------    -----------

     Net cash provided by financing activities         5,938,067      2,776,173      4,962,826      1,049,433
                                                     -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                            3,572       (147,521)      (167,146)       (79,863)

CASH, BEGINNING OF PERIOD                                 17,739        184,885        184,885        264,748
                                                     -----------    -----------    -----------    -----------

CASH, END OF PERIOD                                  $    21,311    $    37,364    $    17,739    $   184,885
                                                     ===========    ===========    ===========    ===========

Supplemental disclosures of cash flow information:

Cash paid during the year for interest               $   377,002    $    39,104    $    52,138    $         -

Non cash investing and financing activities:
-------------------------------------------
Issuance of common stock for finders' fees           $   270,000    $   110,469    $   129,219    $   152,500
Issuance of common stock to acquire gaming
  and manufacturing license rights in China          $         -    $         -    $         -    $ 1,500,000
Issuance of common stock as settlement of
  stockholders' loans                                $    71,483    $   576,250    $ 1,656,249    $ 1,168,310
Issuance of common stock for acquisition of
  subsidiary                                         $         -    $ 3,837,158    $ 3,837,158    $         -
Issuance of common stock for debt reduction          $    45,600    $   760,000    $   760,000    $         -


        The accompanying notes are an integral part of these statements.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

         (References to September 30, 1996 and 1995 are unaudited)


NOTE A - HISTORY AND ORGANIZATION

         The Company was incorporated under the laws of the State of Wyoming in 1963 under the name of Mactay Investment Co. At a special shareholder's meeting held in 1987, the Corporation's name was changed to Auto N Corporation. The company changed its name to Advanced Gaming Technology, Inc. in 1991.

         The Company's executive offices are in Vancouver, B.C., Canada. The Company is principally engaged in the development and marketing of electronic bingo equipment in the United States and the United Kingdom, and in the development of gaming opportunities in Asia.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

         A summary of the significant accounting policies applied in the preparation of the accompany financial statements follows.

         The unaudited financial statements as of September 30, 1996 and for the nine months ended September 30, 1996 and 1995 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to farily state the financial position and results of operations and cash flows for the respective periods. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

1.       PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Advanced Gaming Technology, Inc. and its wholly-owned subsidiaries, Executive Video Systems, Inc., Palace Entertainment Limited, Branson Signature Resorts, Inc., Branson Bluffs Resorts, Inc., River Oaks Resorts and Country Club, Inc., Allied Resorts, Inc., and River Oaks Holdings, Inc. All significant intercompany accounts and transactions have been eliminated.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE B - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

2.       INVENTORY

Inventory consists of bingo equipment parts and is carried at lower of cost (first-in, first-out method) or market value.

3.       PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis from 3 to 5 years.

Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their useful lives.

4.       INTANGIBLE ASSETS

Organization costs are recorded at their acquisition costs and are amortized to operations over their estimated useful lives of five years. Amortization is computed on the straight-line method.

Manufacturing license rights are recorded at their acquisition cost and amortized, straight-line, over five years effective July, 1995.

Goodwill and software rights were created by the excess of the purchase price over cost of acquisitions made in 1995, and are amortized on a straight-line basis over 5 years.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE B - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

5.       TRANSLATION OF FOREIGN CURRENCY

All balance sheet accounts of foreign operations are translated into U.S. dollars at the year-end rate of exchange and statement of operations items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are made directly to a separate component of the stockholders' equity. Certain foreign activities are considered to be an extension of the U.S. operations, and the gain or loss resulting from remeasuring these transactions into U.S. dollars is included in income. Gains or losses from other foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, are included in the Statements of Operations.

6.       CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash flows, the Company considers all highly liquid debt instrument purchased with a maturity of three months or less to be cash equivalents.

7.       NET LOSS PER COMMON SHARE

Net loss per common share is calculated using the weighted average number of common shares outstanding during each year. Common share equivalents are not considered in the calculation of the weighted average number of shares outstanding because they would decrease the net loss per common share.

8.       INCOME TAXES

The Company has implemented the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires that income taxes be computed using the liability method. Deferred taxes are determined based on the estimated future tax effects of differences between the financial reporting and tax reporting bases of assets and liabilities given the provisions of currently enacted tax laws.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

         (References to September 30, 1996 and 1995 are unaudited)

NOTE B - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

9.       REVENUE RECOGNITION

Revenue is generated on operating leases and is recognized and amortized over the lease term on a straight-line basis except where the agreement provides for a percentage of gross revenue in which case it is recognized on an accrual basis.

10.      RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The Company is required to adopt SFAS No. 121 in fiscal 1996. SFAS No. 121 addresses the accounting for (i) impairment of long-lived assets, certain identified intangibles and goodwill related to assets to be held and used, and (ii) long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 required that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Management does not expect that the adoption of SFAS No. 121 will have a material impact on the Company's consolidated financial statements.

11.      PERVASIVENESS OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

         (References to September 30, 1996 and 1995 are unaudited)

NOTE B - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

12.      RECLASSIFICATIONS

Certain reclassifications have been made in the 1994 financial statements to conform with the 1995 presentation.

NOTE C - NOTES RECEIVABLE

Notes receivable consist of the following:

                                                     1995               1994
                                                 -----------        -----------
Unsecured note receivable relative to the
  sale of software, non-interest bearing,
  due in equal and consecutive monthly
  installments of $25,444                        $         -        $   105,793
Unsecured note receivable, non-interest
  bearing, no fixed terms of repayment                     -              2,802
                                                 -----------        -----------

                                                 $         -        $   108,595
                                                 ===========        ===========
NOTE D - INTANGIBLE ASSETS
--------------------------

Intangible assets consist of the following:
                                                     1995               1994
                                                 -----------        -----------
Gaming license rights - China
Gross                                            $ 1,150,000        $ 1,150,000
Less allowance                                    (1,150,000)        (1,150,000)
                                                 -----------        -----------

Net                                                        -                  -
                                                 -----------        -----------

Manufacturing license rights
Gross                                                500,000            500,000
Accumulated amortization                             (50,000)                 -
                                                 -----------        -----------

Net                                                  450,000            500,000
                                                 -----------        -----------

Software rights
Gross                                                692,405                  -
Accumulated amortization                            (121,171)                 -
                                                 -----------        -----------

Net                                                  571,234                  -
                                                 -----------        -----------

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE D - INTANGIBLE ASSETS (CONTINUED)

                                                    1995                1994
                                                -----------         -----------
Organization Costs
Gross                                                57,175              50,457
Accumulated amortization                            (16,627)            (10,092)
                                                -----------         -----------

Net                                                  40,548              40,365
                                                -----------         -----------

Net intangible assets                           $ 1,061,782         $   540,365
                                                ===========         ===========

NOTE E REVOLVING BANK LOAN

         The Company has a line-of-credit agreement with a bank which enables the Company to borrow up to a maximum of $150,000. As of December 31, 1995, $150,000 was outstanding under this agreement. Borrowings on the line-of-credit accrue interest at the bank's prime rate plus two percent and are due on demand. Interest is payable monthly. The agreement expires January 31, 1996, and subsequent to year end was paid in full.

NOTE F - STOCKHOLDERS' LOANS

Stockholders' loans consist of the following:

                                                       1995             1994
                                                    -----------     -----------
Due to employees, non-interest bearing              $   208,333     $ 1,192,500
Due to directors, employees for consulting
  services, non-interest bearing                              -         197,496
Due to stockholders, interest bearing at 10%             82,910               -
Due to stockholders, non-interest bearing               723,129       1,407,250
                                                    -----------     -----------

Less current maturities                              (1,014,372)     (2,797,246)
                                                    -----------     -----------

Net stockholders' loans                             $         -     $         -
                                                    ===========     ===========

Of the 1994 loans, $1,080,000 was settled in 1995, for stock.
Of the 1995 loans, $931,462 was settled in 1996, for stock.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE G - NOTES PAYABLE

                                                          1995            1994
                                                       ---------     -----------
Due to a corporation, non-interest bearing,
  repayable at $15,000 per month, secured
  by certain equipment                                $  134,750     $         -
Due to an individual, interest equal to
  principal, principal and interest
  repayable in January 1996, unsecured                    97,283               -
Due to an individual, interest equal to
  principal, principal and interest
  repayable in January 1996, unsecured                    48,234               -
Due to an individual, interest equal to
  principal, principal and interest
  repayable in January 1996, unsecured                    49,049               -
Due to an individual, interest equal to
  principal, principal and interest
  repayable in January 1996, unsecured                    48,641               -
Due to an individual, interest equal to
  principal, principal and interest
  repayable in January 1996, unsecured                    48,641               -
Due to a corporation, interest at 10%,
  principal and interest due at year
  end, unsecured                                          24,172               -
Due to an individual, interest negotiated
  at $12,000, principal and interest due
  March 15, 1996, unsecured                               70,000               -
                                                      ----------     -----------

     Total notes payable                              $  520,770     $         -
                                                      ==========     ===========

NOTE H - LONG-TERM DEBT
-----------------------

Long-term debt consists of the following:
                                                         1995            1994
                                                      ----------     -----------
Note payable with interest at 9%, quarterly
  interest only payments through July
  2002, with the remaining balance due in July
  2002, collateralized by deed of trust               $1,200,169     $         -

Note payable with interest at 9%, quarterly
  interest only payments through July
  2002, with the remaining balance due in July
  2002, collateralized by deed of trust               $   80,000     $         -

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE H - LONG-TERM DEBT (CONTINUED)

                                                          1995           1994
                                                       ---------       --------
Note payable with interest at 9%,
  quarterly interest only payments through July
  2002, with the remaining balance due in July
  2002, collateralized by deed of trust                  $ 50,000    $         -

Note payable with interest at 9%,
  quarterly interest only payments through July
  2002, with the remaining balance due in July
  2002, collateralized by deed of trust                  $  9,623    $         -

Note payable with interest at 10%, quarterly
  interest only balance due on demand,
  collateralized by deed of trust                          60,812              -

Note payable with interest at 3% above the
  Chase Manhattan prime lending rate, due
  in quarterly principal installments of
  $17,857 plus accrued interest, matures
  January 2002                                            500,000              -

Note payable with interest at 10%, princi-
  pal is due at year end, and secured by
  100,000 shares of the company                            75,106              -

Note payable with interest at 10%, due in
  monthly installments of $1,613 including
  interest, collateralized by contract for
  deed                                                     37,644              -

Note payable with interest at 10%, due
  on demand                                                 3,600              -

Note payable with interest at 9%, due on
  demand                                                   55,000              -

                                      F-16

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE H - LONG-TERM DEBT (CONTINUED)

                                                         1995           1994
                                                      -----------    -----------
Note payable with interest at 7%, due
  in February 1996, secured by software
  rights and 250,000 shares of the Company;
  subsequent to year end, $300,000 was
  repaid and the balance renegotiated with
  18 equal monthly payments at 8%                         496,516              -

Loan payable with interest at 20%, due in
  monthly installments of $12,953 including
  interest, matures June 1997, secured by
  500,000 shares of the Company; additionally,
  the Company is required to pay 10% of net
  revenues from a joint venture project               $   191,979    $         -

Convertible Debenture, total facility
  $1,000,000, advanced $450,000 at year
  end, principal and interest due December
  1996, interest at 2% per month compounded
  monthly, principal and accrued interest
  convertible into common stock in whole
  or part at holder's option, redeemable
  by the Company at any time to maturity                  450,000              -

Bonus consideration of $150,000 per year
  for four years due on loan anniversary
  convertible to stock at holder's option                 600,000              -
                                                       ----------    -----------


                                                        3,810,449              -
Current maturities                                     (1,433,508)             -
                                                      -----------    -----------

Net long-term debt                                    $ 2,376,941    $         -
                                                      ===========    ===========

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE H - LONG-TERM DEBT (CONTINUED)

Annual principal payments on long-term debt are as follows:

                      1996                   $1,433,508
                      1997                      598,461
                      1998                      227,876
                      1999                      150,000
                      2000                            -
                      Thereafter              1,400,604
                                             ----------
                                             $3,810,449
                                             ==========

NOTE I - PREFERRED STOCK

         The Board of Directors of the Company has the authority to issue 4,000,000 shares of 10% cumulative preferred stock, par value $.10 per share.

NOTE J - DISCONTINUED OPERATIONS

         In June 1995, the Company acquired two separate real estate properties in Branson, Missouri. The resort property (Branson Bluffs Resort, Inc.) had limited existing development on the site (restaurant, golf course, motel, time share units). In order to bring this resort operation into an economically viable segment, a substantial capital injection had to be made. Since the Company's focus is not on long-term real estate development, the Company disposed of this holding by forfeiture to the mortgage holder on November 17, 1995.

         The Company's remaining property comprises approximately 170

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE J - DISCONTINUED OPERATIONS (Continued)

acres of prime development site in Stone Country, Missouri. This asset has shown substantial appreciation from the date of acquisition. The Company is currently attempting to capitalize on this asset.

         Loss from operations (income taxes - nil)             $   (83,594)
         Loss on disposal (income taxes - nil)                  (3,011,910)
                                                               -----------

         Total discontinued operations                         $(3,095,504)
                                                               ===========

NOTE K - PRIOR PERIOD ADJUSTMENTS

         The balance sheet at December 31, 1994 has been restated to reflect the correction of understatements in expenses of $2,615,394. Deficit at January 1, 1994 has been charged $2,615,394. The adjustment expenses $415,394 of previously deferred expenses, unrecorded compensation for services rendered in the amount of $700,000 all related to operations during 1993 and earlier, and writes down $1,500,000 of patents and other intangible rights acquired in 1991.

NOTE L - COMMITMENTS AND CONTINGENCIES

         The United States Securities and Exchange Commission ("SEC") is conducting a private investigation of the Company and others involving possible violations of the registration and antifraud provisions of the federal securities laws of the United States. The Company is cooperating with the SEC and has produced voluminous documents; the availability of management also has been offered. Although the outcome of the investigation cannot be predicted with any assurance, management nevertheless is cautiously optimistic that any action that may be taken by the SEC will not have a materially adverse effect on its business, properties or financial position and condition.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


            (References to September 30, 1996 and 1995 are unaudited)

NOTE L - COMMITMENTS AND CONTINGENCIES (CONTINUED)

         The Company leases its offices and certain equipment under long-term operating leases. Future minimum lease payments under these operating leases are as follows:

         1996                              $   204,375
         1997                                  192,386
         1998                                  206,948
         1999                                  218,827
         2000                                   58,589

         The Company has just begun principal operations and, as of yet, has not generated significant revenues. As is common with a start-up company, the Company has substantial losses from operations. At year end, its current liabilities exceeded its current assets by $5,600,000 and its total liabilities exceeded its total assets by $2,000,000. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern.

         In view of the matters described in the preceding paragraph, management has taken the following steps to significantly change its operating and financial structure, which it believes are sufficient to provide the Company with the ability to continue in existence.

      - A new President and Chief Financial Officer have been retained, allowing the Chief Executive Officer to focus on corporate financing, marketing and development of international operations.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE L - COMMITMENTS AND CONTINGENCIES (CONTINUED)

    - Development of the Company's newest product, the patented MAX(LITE) hand-held electronic bingo system, has been launched. Management is planning a marketing and sales program, with a resulting positive cash flow in 1996.

    - Orders for the Company's core product, the MAX(PLUS) fixed base unit electronic bingo system, have increased significantly.

    - The Company is negotiating with an equity participation partner, which, if successful, will allow it to complete its international projects.

    - The Company's first gaming centre in China is proceeding, and management anticipates positive cash flows from this and additional centres in 1996.

    - During the early part of 1996, the Company has raised $4,240,000 to fund its capital requirements, signed lease-to-purchase agreements with two major suppliers to acquire $900,000 of gaming equipment, and leased 200 of its MAX(PLUS) electronic bingo units to the first all-electronic bingo hall in the United States.

         Management believes that the Company has been nurtured to a stage whereby the above actions will ensure its future profitability.

         From time to time, the Company becomes subject to litigation, which it considers routine to its business activities. Management believes, after consultation with legal counsel, that the ultimate resolution of these matters will not materially affect the accompanying consolidated financial statements.

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


         (References to September 30, 1996 and 1995 are unaudited)

NOTE M - STOCK OPTIONS AND WARRANTS (CONTINUED)

         All options and warrants have been granted at exercise prices greater than the market value on the date of granting except for 4,225,000 options issued to employees. All options vest 100% at date of grant.

                                                       1995              1994
                                                    -----------      -----------
Options outstanding, beginning of year                  625,000                -
  Granted                                             6,999,097          625,000
  Expired                                              (350,000)               -
  Exercised                                             (50,000)               -
                                                    -----------      -----------
  Options and warrants outstanding,
    end of year                                     $ 7,224,097      $   625,000
                                                    ===========      ===========


Option and warrant price for options
  and warrants outstanding, end of
  year                                                     0.25-            1.00-
                                                    $      2.19      $      3.50
                                                    ===========      ===========

Options and warrants granted
  subsequent to year end                              2,611,400
                                                    ===========

Option and warrant price range
  granted subsequent to year end                           0.25-
                                                    $      2.19

NOTE N - SEGMENT INFORMATION

Geographic segments:
                                                        1995             1994
                                                    -----------      -----------
Revenue
  United States                                     $   381,928      $    20,863
                                                    ===========      ===========


Operating loss
  Asia                                                  794,058        1,835,543
  United States                                         507,530          957,101
  Other corporate expenses                            2,641,910        2,816,757
                                                    -----------      -----------
                                                    $ 3,943,498      $ 5,609,401
                                                    ===========      ===========

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

         (References to September 30, 1996 and 1995 are unaudited)

NOTE N - SEGMENT INFORMATION (CONTINUED)

Geographic segments:

                                                    1995                 1994
                                                 ----------           ----------
Assets
  Asia                                           $  666,359           $  500,000
  United States                                   5,370,419              260,230
  Canada                                             69,105              203,328
                                                 ----------           ----------

                                                 $6,105,883           $  963,558
                                                 ==========           ==========


NOTE O - INCOME TAXES

         Deferred taxes result from temporary differences in the recognition of income and expenses for income tax reporting and financial statement reporting purposes. Deferred benefits of $3,300,000 and $1,900,000 for the years ended December 31, 1995 and 1994, respectively, are the result of net operating losses and the gaming license rights reserve.

         The company has recorded net deferred income taxes in the accompanying consolidated balance sheets as follows:

                                                         as at December 31
                                                   ----------------------------
                                                       1995             1994
                                                   -----------      -----------
Future deductible temporary differences
  related to reserves, accruals, and
  net operating losses                             $ 3,300,000      $ 1,900,000

Valuation allowance                                 (3,300,000)      (1,900,000)
                                                   -----------      -----------

Net deferred income tax asset                      $         -      $         -
                                                   ===========      ===========

         As of December 31, 1995, the Company had a net operating loss ("NOL") carryforward for income tax reporting purposes of approximately $14,600,000 available to offset future taxable

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


         (References to September 30, 1996 and 1995 are unaudited)

NOTE O - INCOME TAXES (CONTINUED)

income. This net operating loss carryforward expires at various dates between December 31, 2008 and 2010. An NOL generated in a particular year will expire for federal tax purposes if not utilized within 15 years. Additionally, the Internal Revenue Code contains provisions which could reduce or limit the availability and utilization of these NOLs if certain ownership changes have taken place or will take place. In accordance with SFAS No. 109, a valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Due to the uncertainty with respect to the ultimate realization of the NOLs, the Company established a valuation allowance for the entire net deferred income tax asset of $3,300,000 as of December 31, 1995, which includes $391,000 from the gaming license rights reserve and $2,909,000 from net operating loss carryforward. Also consistent with SFAS No. 109, an allocation of the income (provision) benefit has been made to the loss from discontinued operations which has had a corresponding effect on the income (provision) benefit associated with the loss from continuing operations.

         The differences between the effective income tax rate and the federal statutory income tax rate on the loss from continuing operations are presented below.

                                                       For the Years Ended
                                                           December 31,
                                                   ----------------------------
                                                       1995             1994
                                                   ------------     -----------
Benefit at the federal statutory rate
  of 34%                                           $ 3,000,000      $ 1,900,000
Nondeductible expense                                  (88,000)         (56,000)
Utilization of gaming license rights                         -         (391,000)
Utilization of net operating loss
  carryforward                                      (2,919,000)      (1,443,000)
Other                                                    7,000          (10,000)
                                                   -----------      -----------

                                                   $         -      $         -
                                                   ===========      ===========

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

         (References to September 30, 1996 and 1995 are unaudited)

NOTE P - RELATED PARTY TRANSACTIONS

         In addition to the transactions disclosed in note F to the financial statements, the Company transacted the following with related parties:

Year Ended December 31, 1994:

         Management fees paid to a company controlled by officers, shareholders, and directors of the Company were $82,569.

         Interest incurred of $890,765 on various temporary loans advanced by officers, shareholders, and directors of the Company.

         Write-off of $184,948 advanced to a former officer determined by management to be uncollectible.

         Finders' fees of $112,500 incurred upon the securing of shareholder loans and common stock private placements, paid by an issuance of shares during the year to a company related to a former officer of the Company.

         Consulting fees of $814,500 paid to officers, shareholders, and directors of the Company.

Year ended December 31, 1995

         Loan of $25,000 advanced by a director, officer, and shareholder of the Company.

NOTE Q - ACQUISITION OF SUBSIDIARIES

1.  EXECUTIVE VIDEO SYSTEMS, INC.

         On February 9, 1995, pursuant to an agreement, the Company acquired all of the capital stock of Executive Video Systems, Inc.,

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

           (References to September 30, 1996 and 1995 are unaudited)

NOTE Q - ACQUISITION OF SUBSIDIARIES (CONTINUED)

a Maryland Corporation. The acquisition has been accounted for by the purchase method.

         The following is a summary of the assets acquired, at fair value assigned thereto:

         Equipment                                               $ 22,672
         Intangible assets - Software rights                      692,978
                                                                 --------

         Total                                                   $715,650
                                                                 ========

         Purchase consideration:

         Cash                                                    $200,000
         Promissory notes                                         515,650
                                                                 --------

         Total                                                   $715,650
                                                                 ========

The Company has issued 250,000 common shares held in escrow as security to the promissory notes. All of the capital stock of Executive Video Systems, Inc. is held in escrow as security to the promissory notes.

         The Company is committed to pay to former stockholders of Executive Video Systems, Inc. a royalty of three percent of gross revenues from the use of its software rights until February 9, 1998. During 1995, a total of $10,342 was paid in royalties.

2.  BRANSON SIGNATURE RESORTS, INC.

         On June 22, 1995, pursuant to an agreement, the Company acquired all of the capital stock of Branson Signature Resorts, Inc. and its wholly-owned subsidiaries. Branson Signature Resorts,

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

            (References to September 30, 1996 and 1995 are unaudited)

NOTE Q - ACQUISITION OF SUBSIDIARIES (CONTINUED)

Inc. is a resort and land developer located in Branson, Missouri. The acquisition was accounted for by the purchase method. The following is a summary of the net assets acquired, at fair value assigned thereto:

         Investment-land                         $ 4,090,000
         Property and equipment                    3,880,000
         Current liabilities                        (573,322)
         Long-term debt                           (2,783,303)
                                                 -----------

                                                 $ 4,613,375
                                                 ===========

         The Company issued 5,999,820 shares under Regulation S and 144 of the Securities Act of 1934. On November 17, 1995, the Company determined that it was in the best interest of the Company to divest itself of the resort operations segment of its business (note J).

NOTE R - SUBSEQUENT EVENTS

         The Company has raised $4,240,000 for working capital and to fund its capital requirements. These funds were generated from a private placement ($1,000,000) and convertible promissory notes ($2,950,000), and advanced from a joint venture partner ($290,000). Options and warrants associated with the convertible promissory notes totaling 13,841,667, ranging in price from $0.25 to $1.50, have been granted. Additionally, as disclosed in note F, $931,462 of stockholder loans were settled for stock.

         In March, 1996, the Company leased 200 of its MAXPLUS electronic bingo units to the first all-electronic bingo hall in the U.S. Capital and start-up costs of approximately $475,000 were expended, and annual revenues in excess of $500,000 are anticipated.

         The Company has acquired $900,000 of gaming equipment from two

                        ADVANCED GAMING TECHNOLOGY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995


            (References to September 30, 1996 and 1995 are unaudited)

NOTE R - SUBSEQUENT EVENTS (CONTINUED)

major suppliers on a lease-to-purchase basis over periods of six and eighteen months. This equipment will be used in the Company's gaming centres in China.

         In June 1996, the Company signed a letter of agreement with the leading manufacturer and supplier of bingo related products in the United Kingdom to design, manufacture, and lease a portable electronic bingo handset. This new product is expected to generate revenues for the Company by the first quarter of 1997.

         The Company's newest product, the MAX(LITE) portable handset, has been successfully beta tested by an existing MAX(PLUS) customer. On May 14, 1996, the Company committed approximately $750,000 for the manufacture of these units to be available for lease in August, 1996. Additionally, the Company has hired a Vice President, Sales and Marketing to market this product.

         In May 1996, the Company executed an agreement with a leading developer, manufacturer, and supplier of gaming software and hardware to develop a new electronic speed bingo game. The Company expects revenues to commence in late 1996 or the first quarter of 1997.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Advanced Gaming Technology, Inc.



Date:    January 16, 1997                By:
                                              ---------------------------------
                                              Firoz Lakhani, President, Chief
                                               Operating Officer and Director



         This registration statement has been signed by the following persons in the capacities and on the dates indicated.


       Name                          Title                           Date
----------------------     --------------------------          ---------------


                           Chairman, Chief Executive Officer   January 16, 1997
----------------------       and Director
Robert Silzer


                           Chief Financial Officer             January 16, 1997
----------------------
Donald Robert MacKay


                           President, Chief Operating Officer  January 16, 1997
----------------------     and Director
Firoz Lakhani